082-00344

Interim Report as of June 30, 2007



SUPPL

2nd QUARTER 2007





Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	Six months ended	
	Jun 30, 2007	Jun 30, 2006
Share price at period end	€ 107.81	€ 88.00
Share price high	€ 118.51	€ 100.20
Share price low	€ 90.60	€ 80.74
Basic earnings per share	€ 8.23	€ 6.37
Diluted earnings per share[1]	€ 7.86	€ 5.56
Average shares outstanding, in m., basic	474	469
Average shares outstanding, in m., diluted	496	526
Return on average total shareholders' equity (post tax)	22.3 %	20.9 %
Pre-tax return on average total shareholders' equity	33.5 %	32.3 %
Pre-tax return on average active equity	40.4 %	37.9 %
Cost/income ratio[2]	67.1 %	68.3 %
Compensation ratio[3]	44.7 %	44.6 %
Non-compensation ratio[4]	22.4 %	23.7 %
	in € m.	in € m.
Total revenues	18,359	14,949
Provision for credit losses	178	91
Total noninterest expenses	12,319	10,215
Income before income tax expense	5,862	4,643
Net income	3,909	3,005
	Jun 30, 2007	Dec 31, 2006
	in € bn.	in € bn.
Total assets	1,938	1,572
Shareholders' equity	36.3	32.7
BIS core capital ratio (Tier I)	8.4 %	8.5 %
	Number	Number
Branches	1,824	1,717
thereof in Germany	992	934
Employees (full-time equivalent)	75,140	68,849
thereof in Germany	27,483	26,401
Long-term rating		
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA–	AA–
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 74 of this report.

1 Including numerator effect of assumed conversions. The effect for the six months ended June 30, 2007 and 2006 was € 0.00 and € (0.13), respectively.

2 Total noninterest expenses as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

3 Compensation and benefits as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

4 Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Cover: Zellah Fuphe, Managing Director and CEO, Worldwide African Investment Holdings, Johannesburg

// Letter from the Chairman of the Management Board 2

// Management Report 5

// Responsibility Statement by the Management Board 18

// Review Report 19

// Consolidated Statement of Income 21

// Consolidated Statement of Recognized Income and Expense 22

// Consolidated Balance Sheet 23

// Consolidated Statement of Changes in Equity 24

// Consolidated Statement of Cash Flows 25

// Basis of Preparation 26

// Impact of Changes in Accounting Principles 27

// Significant Accounting Policies 28

// Segment Information 46

// Information on the Income Statement 53

// Information on the Balance Sheet 56

// Other Financial Information 59

// Reconciliation of IFRS Comparables from Previous GAAP 64

// Other Information 74

// Impressum 77

Dear Shareholders,

The second quarter of 2007 was highly successful for Deutsche Bank. After an excellent first quarter, we delivered another outstanding quarterly result, with significant earnings growth over the same period last year. All our business divisions contributed to this growth. As a result, we delivered a very strong first half year, clearly demonstrating the power and resilience of our platform.

Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee



During the quarter, volumes of activity in the world's financial markets remained robust, particularly in Europe and Asia. Nevertheless, concerns persisted over problems related to the sub-prime mortgage market in the United States, and the potential impact of these problems on the wider credit markets, creating a challenging environment in some sales and trading businesses. Financial markets also reflected a more cautious approach by investors in respect of leveraged finance being used to support merger and acquisition activity.

Against this backdrop, Deutsche Bank's financial performance was very strong. Net revenues for the quarter were € 8.8 billion, up 27 % versus the second quarter of 2006. Pre-tax profit was € 2.7 billion, up 32 %, while net income rose 31 % to € 1.8 billion. Pre-tax return on average active equity was 36 %, up from 33 % in the second quarter 2006, on average active equity which was up by € 5.3 billion, or 22 %, over the prior year quarter. Diluted earnings per share were € 3.60, up 48 %. Per our target definition, which excludes certain significant gains and charges, pre-tax return on equity was 35 %.

This performance contributes to a very successful first half year. For the first six months of 2007, revenues were up 23 % to € 18.4 billion, pre-tax profit up 26 % to € 5.9 billion, and net income up 30 % to € 3.9 billion. Return on average active equity was 40 % and diluted earnings per share rose 41 % to € 7.86. Per target definition, half-year pre-tax return on equity was 38 %.

The Corporate and Investment Bank (CIB) delivered its best-ever second quarter, with pre-tax profits of € 2.0 billion, up 29 % versus the second quarter 2006. In Sales & Trading of Debt and other products, net revenues rose 18 % over the prior year quarter to € 2.9 billion, with very strong performances in credit products and emerging markets debt. We ranked no. 1 globally by second-quarter revenues, reflecting our objective to outperform in challenging markets. In Sales & Trading Equity, revenues of € 1.4 billion were nearly double the prior year quarter. All our customer-oriented businesses – cash equity, derivatives, and prime services – contributed to this excellent result, while designated proprietary trading rebounded versus the second quarter 2006. We also produced best-ever revenues in both origination and advisory, reflecting strong markets for debt and equity issuance and high levels of M&A activity. Origination revenues rose 12 % to € 638 million, while advisory revenues were up 63 % to

€ 256 million. In Global Transaction Banking, pre-tax profits were up 24 % year-on-year to € 247 million, with strong revenue growth in both Cash Management and Trust & Securities Services. Our commitment to further grow this high-quality business was reflected in our recent acquisition of the institutional custody business of Garanti Bank in Turkey.

Private Clients and Asset Management (PCAM) delivered a very successful quarter. Pre-tax profits were € 588 million, up 19 % versus the second quarter 2006, and up 22 % from the first quarter of this year. This demonstrates the power of the PCAM platform, with substantial and growing earnings momentum together with continued investments in future growth. In Asset and Wealth Management (AWM), pre-tax profits were € 292 million, up 21 % over the prior year quarter, and up 55 % on the first quarter this year. Performance fees in real estate asset management improved significantly from the first quarter, although not reaching the exceptional levels of the second quarter last year, while revenues in retail asset management also grew year-on-year. Revenues in Private Wealth Management grew in all regions, boosted additionally by the acquisition of Tilney in the United Kingdom at the end of last year. Private & Business Clients (PBC) delivered pre-tax profits of € 297 million, up 18 % versus the second quarter 2006. PBC continued to integrate Berliner Bank and norisbank in Germany, and to expand in Poland and key Asian markets – notably India, where we already serve over 300,000 clients. PCAM also captured net new money of € 14 billion during the quarter, bringing PCAM's total inflows to € 29 billion for the first half of 2007.

We maintained our commitment to tight management of cost and capital. Our cost-income ratio for the quarter was 68 %, compared to 69 % in the second quarter 2006. Risk-weighted assets grew by € 22 billion to € 308 billion during the second quarter, and we repurchased 5.8 million shares, or 1.1 % of shares outstanding; nevertheless, we maintained a core capital ratio of 8.4 %, within our target range of between 8 % and 9 %. In May, we gained recognition of our progress from a very important source: Moody's, the credit rating agency, upgraded our long-term debt rating by two levels, from Aa3 to Aa1.

Looking forward, uncertainties persist in the world's financial markets in the short term. Some areas of the credit markets may continue to experience turbulent conditions, and investors may adopt a more conservative stance toward leveraged finance. Our business model which benefits from rigorous risk management and independent control processes is structured to deliver performance also in the face of such challenges. We have consistently adopted a prudent approach to risk-taking, and the current environment is no exception. We firmly believe that these qualities will enable us to continue to perform strongly.

Furthermore, important structural trends continue to support the growth of our business. In the corporate sector, profitability is very solid, and debt levels are relatively low. Investor appetite remains strong, particularly for alternative asset classes. Growth in the world economy remains robust, with strength in Europe and sustained dynamism in key emerging markets.

Deutsche Bank is well placed to perform in this environment. Our global franchise is outstanding, with presence in all major markets and in the important growth regions of the world. Our sales and trading platform is well diversified, and commands leading positions in fast-growing businesses; our corporate finance pipeline remains strong; and we have built solid earnings momentum in our 'stable' businesses, Global Transaction Banking and PCAM. Therefore, we remain firmly convinced of the considerable long-term growth potential of our platform.

Yours sincerely,



Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, August 2007

Management Report (unaudited)

DISCUSSION OF GROUP RESULTS

2007 TO 2006 THREE MONTHS COMPARISON

NET REVENUES for the second quarter 2007 were € 8.8 billion, up 27 % versus the second quarter 2006, reflecting year-on-year growth in all business divisions. In the Corporate and Investment Bank (CIB), revenues in Sales & Trading rose 34 % to € 4.3 billion, a second-quarter record, driven by broad-based performance across both Debt and Equities. Revenues in Sales & Trading (Debt and other products) rose 18 % to € 2.9 billion, reflecting strong performances in credit products and emerging markets debt. Revenues in Sales & Trading (Equity) rose 89 % to € 1.4 billion, reflecting strong year-on-year growth across all customer-oriented businesses and a rebound in designated proprietary trading. Both Origination and Advisory recorded best-ever quarterly revenues. Origination revenues rose 12 % to € 638 million with strong growth in equity and investment grade debt, while a advisory revenues rose 63 % to € 256 million against a backdrop of strong M&A activity. Revenues in Global Transaction Banking rose 16 % to € 656 million, reflecting growth in Trust & Securities Services and Cash Management. In Private Clients and Asset Management (PCAM), revenues were up 11 % to € 2.6 billion. In Private & Business Clients (PBC), revenues were € 1.4 billion, up 15 %, reflecting the acquisition of Berliner Bank and norisbank, together with organic revenue growth. In Asset and Wealth Management (AWM), revenues rose 7 % to € 1.1 billion. Performance fees in real estate asset management rebounded from the first quarter, although they remained lower than the exceptional levels of the second quarter 2006, while revenues in retail asset management recorded year-on-year growth. Revenue growth in Private Wealth Management (PWM) reflected both organic expansion and the acquisition of Tilney in the U.K. Revenues in Corporate Investments (CI) rose 62 % to € 259 million, reflecting a net gain from a sale and leaseback transaction related to bank-occupied premises and dividends from industrial holdings.

PROVISION FOR CREDIT LOSSES in the second quarter was € 81 million, down from € 98 million in the first quarter and essentially unchanged from € 82 million in the second quarter 2006. In PCAM, provisions were € 124 million, up from € 94 million in the second quarter 2006, reflecting the aforementioned acquisition of norisbank and Berliner Bank and continued organic growth in PBC's loan book. This increase was offset by higher CIB releases and recoveries compared to the prior year quarter.

NONINTEREST EXPENSES for the quarter were € 6.0 billion, up 25 % versus the second quarter 2006. Compensation and benefits expenses for the quarter rose 27 % to € 3.9 billion, reflecting an increase in performance-related compensation in line with strong business results and a rise in staff numbers resulting from both acquisitions and organic growth. Amortization of equity compensation was higher than in the prior year quarter but lower than in the first quarter of 2007. Non-compensation expenses for the quarter rose 20 % to € 2.1 billion, reflecting several contributing factors, including acquisitions, higher litigation provisions, technology expenditures and other expenses driven by higher business volumes. The cost-income ratio for the quarter was 68 %, down from 69 % in the prior year quarter. The ratio of compensation and benefits to revenues was 44 %, unchanged from the second quarter 2006, while the ratio of non-compensation expenses to revenues was 24 %, down from 26 % in the prior year quarter.

INCOME BEFORE INCOME TAXES for the quarter was € 2.7 billion, up 32 % versus the second quarter 2006. Pre-tax return on average active equity was 36 %, compared to 33 % in the second quarter 2006. Per target definition, which excludes certain significant gains (net of related expenses) of € 131 million in the current quarter, pre-tax return on average active equity was 35 %, versus 33 % for the prior year quarter, in which no such gains or charges were reported.

NET INCOME for the quarter was € 1.8 billion, up 31 % versus the prior year quarter. Diluted earnings per share were € 3.60, up 48 % versus € 2.44 in the second quarter 2006. The increase of diluted earnings per share in the current quarter benefited from the modification, in late 2006, of certain derivatives contracts, related to trading in Deutsche Bank shares. Excluding this effect, the increase in diluted earnings per share over the prior year quarter would have been 32 %. The effective tax rate for the quarter was 34 %, unchanged to the prior year quarter.

THE BIS TIER I RATIO was 8.4 % at the end of the quarter, within the bank's target range of between 8 % and 9 %. Risk-weighted assets increased to € 308 billion, from € 285 billion at the end of the first quarter, reflecting growth in the loan book and derivatives business. The bank repurchased 5.8 million shares during the quarter, up from 3.3 million during the first quarter and accounting for 1.1 % of total shares issued, at an average cost of € 110.39 per share. In the first six months 9.1 million shares were repurchased, representing 1.7 % of total shares issued, at an average price of € 107.66 per share. On May 24, Deutsche Bank's Annual General Meeting authorized a further share buyback program.

2007 TO 2006 SIX MONTHS COMPARISON

NET REVENUES in the first half of 2007 were € 18.4 billion, up 23 % versus the first half of 2006. In the Corporate and Investment Bank (CIB), revenues in Sales & Trading rose 24 % to € 9.4 billion. Sales & Trading (Debt and other products) increased 19 % to € 6.2 billion, driven by our credit trading businesses. Sales & Trading (Equity) rose 36 % to € 3.1 billion reflecting growth across all major customer-oriented businesses. Origination revenues rose 13 % to € 1.2 billion and revenues in Advisory increased 41 % to € 507 million, mainly reflecting stronger market levels of fees and volumes. In Global Transaction Banking (GTB), revenues grew 15 % to € 1.3 billion mainly due to stronger customer activity in both the Cash Management and Trust & Securities Services businesses. In Private Clients and Asset Management (PCAM), revenues rose 7 % versus the first half of 2006 to € 5.0 billion. In Private & Business Clients (PBC), revenues increased 12 % to € 2.9 billion, partly reflecting the consolidation of Berliner Bank and norisbank. Revenues in Asset and Wealth Management (AWM) were € 2.1 billion, up by 1 % compared to the first half of 2006. Higher revenues in PWM, which included Tilney in 2007, and traditional AM were offset by lower revenues in Real Estate AM. Revenues in Corporate Investments (CI) of € 697 million grew 114 % compared to the first half 2006. The increase mainly reflected gains from the bank's equity method investment in Deutsche Interhotel Holding and a gain from a sale and leaseback transaction related to bank occupied real estate. CI revenues also included gains of € 159 million arising from the sale of industrial holdings (predominantly Fiat) in the first half of the current year compared to a gain of € 131 million from the sale of the bank's remaining holding in EUROHYPO in the first half of 2006.

PROVISION FOR CREDIT LOSSES was € 178 million in the first half of 2007, up 96 % from € 91 million in the first six months of 2006. The increase was mainly attributable to two factors: Provisions in PBC increased in the first half of 2007 following the acquisitions of norisbank and Berliner Bank as well as organic growth, whereas in CIB recoveries and releases were substantially lower in the first half of 2007.

NONINTEREST EXPENSES in the first half of the current year were € 12.3 billion, up 21 % versus the first half of 2006. Compensation and benefits of € 8.2 billion increased by 23 % from € 6.7 billion in the first half of 2006. This development was mainly driven by higher performance-related compensation in line with stronger business results, a rise in staff numbers resulting from both acquisitions and organic growth as well as higher amortization of equity compensation. Non-compensation expenses for the first six months were € 4.1 billion, up 16 % compared to the first half of 2006. The increase reflected the impact of acquisitions and higher expenses related to technology expenditures, litigation provisions and a growth in business volumes. Non-compensation expenses also included a goodwill impairment of € 54 million in CI in the first half of 2007 and restructuring expenses of € 99 million in the first half of 2006. The ratio of compensation and benefits to revenues was 45 %, unchanged from the first half of 2006, while the ratio of non-compensation expenses to revenues was 22 %, down from 24 % in the first half of 2006.

INCOME BEFORE INCOME TAXES for the first half of 2007 was € 5.9 billion, up 26 % versus the first half of 2006. Pre-tax return on average active equity was 40 %, compared to 38 % in the first half of 2006. Per the bank's target definition, which excludes significant gains (net of related expenses) of € 383 million in the first half of 2007 and € 131 million in the first half of 2006, pre-tax return on average active equity was 38 %, compared to 37 % in the prior year's first half. Average active equity increased by 19 % from € 24.4 billion in the first half of 2006 to € 28.9 billion in the first six months of the current year.

NET INCOME for the first half of 2007 was € 3.9 billion, up 30 % and diluted earnings per share of € 7.86 increased by € 2.30, or 41 %, compared to first half of 2006. The increase of diluted earnings per share benefited from the modification, in late 2006, of certain derivative contracts, related to trading in Deutsche Bank shares. The effective tax rate was 33 %, compared to 35 % in the prior year's first half. The lower effective tax rate was mainly caused by recoverable taxes subsequent to decisions of the European Court of Justice regarding the non-conformity of certain German tax provisions with the European Community Treaty.

BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	5,964	4,621	29	12,694	10,341	23
Provision for credit losses	(42)	(19)	126	(62)	(91)	(31)
Noninterest expenses	4,006	3,085	30	8,353	6,708	25
Minority interest	2	11	(79)	11	22	(51)
Income before income tax expense	**1,998**	**1,544**	**29**	**4,393**	**3,703**	**19**

CIB's net revenues for the quarter were € 6.0 billion, up 29 %, or € 1.3 billion, versus the second quarter 2006. Noninterest expenses were € 4.0 billion, up 30 %, or € 921 million, compared to the second quarter 2006. Income before income taxes of € 2.0 billion in the second quarter 2007 increased by 29 %, or € 454 million, compared to the prior year quarter.

In the first six months of 2007, CIB's net revenues were € 12.7 billion, up 23 %, or € 2.4 billion, versus the first half of 2006. Noninterest expenses of € 8.4 billion increased by 25%, or € 1.6 billion, compared to the first half of 2006. Income before income taxes was € 4.4 billion in the first half of 2007, up 19 %, or € 690 million, from the first six months in 2006.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	5,308	4,055	31	11,426	9,239	24
Provision for credit losses	(42)	(13)	N/M	(63)	(70)	(9)
Noninterest expenses	3,596	2,713	33	7,546	5,966	26
Minority interest	2	11	(79)	11	22	(51)
Income before income tax expense	**1,752**	**1,345**	**30**	**3,933**	**3,322**	**18**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

Revenues in SALES & TRADING (DEBT AND OTHER PRODUCTS) were a second quarter record of € 2.9 billion, up by 18 %, or € 431 million, versus the same quarter 2006. Growth was particularly strong in the credit trading businesses, as a result of strong contribution from infrastructure business and favorable market positioning through a volatile quarter, despite ongoing turbulence in the U.S. residential mortgage-backed securities market and, to a lesser extent, in the CDO market. Performance was also strong in emerging markets debt, in particular in Russia and in Turkey. Our commodities business recorded year-on-year gains in profitability reflecting progress with institutional investors and in global emissions trading. Revenues in foreign exchange, money markets and rates increased modestly, as strong levels of customer activity in structured products more than offset ongoing margin pressure in flow markets. *Euromoney* magazine acknowledged our leading position in both structured and flow debt products in its annual Awards for Excellence, naming Deutsche Bank the World's Best Credit Derivatives House and the World's Best Foreign Exchange House.

SALES & TRADING (EQUITY) generated revenues of € 1.4 billion in the second quarter 2007, up 89 %, or € 659 million, versus the second quarter 2006. Earnings growth was strong across all customer-oriented businesses. Equity Derivatives, Prime Services and Cash Equities all saw substantial revenue growth versus the same quarter 2006 due to increased customer flow. Client activity was strong in non-Japan Asia across all businesses, while flows in Europe and North America were commensurate with the prior year quarter. Prime Services performed particularly well, driven by an increased market share and despite tightening spreads. While net revenues in designated Equity Proprietary Trading were substantially positive compared to a loss experienced in the second quarter 2006, they were lower than in the first quarter 2007.

ORIGINATION AND ADVISORY net revenues of € 895 million were a quarterly record and up 23 %, or € 169 million, compared to the second quarter 2006. Advisory revenues increased by 63 %, or € 99 million, reflecting greater penetration with key clients and a continuation of the exceptional level of market activity. The pipeline remains strong. In Origination, net revenues improved by 12 %, or € 70 million, and Deutsche Bank gained two positions to rank third globally in fee league tables. Origination (Equity) net revenues increased by 53 %, or € 104 million, reflecting expansion in global equity markets with Deutsche Bank outpacing the market and obtaining a global top five ranking with market share gains in all major regions. Origination (Debt) net revenues were down by 9 %, or € 34 million, against a backdrop of a more challenging market environment for Leveraged Finance. Investment grade bonds improved significantly, with Deutsche Bank maintaining its number one ranking in Europe for the second consecutive quarter. (Sources for all rankings, market volume and fee pool data: *Thomson Financial, Dealogic*)

LOAN PRODUCTS net revenues were € 214 million for the second quarter 2007, down by 17 %, or € 43 million, on the same period last year. The reduction was due primarily to the application of the fair value option to an increased level of new lending activity.

In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 42 million in the second quarter 2007 compared to a net release of € 13 million in the prior year quarter, mainly reflecting higher releases and recoveries from workouts in our German portfolio.

CB&S's NONINTEREST EXPENSES were € 3.6 billion in the second quarter 2007, up 33 %, or € 883 million, compared to the second quarter 2006, primarily reflecting higher performance-related compensation in line with the strong results and higher amortization of equity compensation. Additionally, remaining compensation expenses and non-compensation expenses increased reflecting higher staff levels and higher business volumes.

INCOME BEFORE INCOME TAXES in CB&S was € 1.8 billion in the second quarter, up 30 %, or € 407 million, compared to the prior year quarter.

2007 TO 2006 SIX MONTHS COMPARISON

SALES & TRADING (DEBT AND OTHER PRODUCTS) generated record net revenues of € 6.2 billion in the first half of 2007, an increase of 19 %, or € 979 million, over its previous record performance in the first half of 2006. Growth was particularly strong in the credit trading businesses, driven by favorable market positioning as well as strong contribution from infrastructure business. In addition, investor activity with hedge funds and traditional asset managers increased, despite turbulence in the U.S. residential mortgage-backed securities market and, to a lesser extent, in the CDO market. Emerging markets debt also performed well in the current year, while distressed products were below the level of the first half of 2006. Deutsche Bank's foreign exchange business, which was ranked #1 in the world for the third consecutive year by *Euromoney* Magazine in May, performed well during 2007 reflecting strong levels of customer activity in structured products.

SALES & TRADING (EQUITY) generated record half year net revenues of € 3.1 billion, an increase of 36 %, or € 827 million, versus the first half of 2006 and reflecting growth across all major customer-oriented businesses. Revenue growth was particularly strong in Equity Derivatives, Cash Equities and Prime Services. In Equity Derivatives, the increase was driven by substantial improvements in our business flow in Europe with both retail intermediaries and retail investors. Earnings in our cash equities platform were lifted by gains in Europe and particularly non-Japan Asia, where the successful deployment of our enhanced direct markets access product expanded our customer footprint. Our Prime Services business also saw sustained growth leading to gains in market share. Revenues in our designated Equities Proprietary Trading unit improved compared to the first half of 2006.

ORIGINATION AND ADVISORY net revenues of € 1.7 billion were a record for the first half year and up 20 %, or € 287 million, compared to the first half of 2006. Origination (Debt) net revenues increased year-on-year reflecting improvements in investment grade bonds. In a more challenging market environment for leveraged finance, Deutsche Bank maintained its position in high-yield bonds and syndicated loans. Origination (Equity) net revenues were up year-on-year, reflecting expansion in global equity markets with Deutsche Bank gaining market share globally. Overall, the percentage growth in Deutsche Bank's origination net revenues outpaced the percentage growth in market fee pools. Advisory net revenues were a record reflecting the continuation of the exceptional level of fees and volumes, and the pipeline remains strong. (Sources for all rankings, market volume and fee pool data: *Thomson Financial, Dealogic*)

LOAN PRODUCTS net revenues were € 536 million for the first half of 2007, a 13 %, or € 61 million, increase on the same period last year. This growth was due to gains on sales of equity from restructured loans within our leveraged finance portfolio, partly offset by the impact of the application of the fair value option to an increased level of new lending activity.

In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 63 million in the first half of 2007 compared to a net release of € 70 million in the first half of 2006.

CB&S's NONINTEREST EXPENSES were € 7.5 billion in the first half of 2007, up 26 %, or € 1.6 billion, compared to the first half 2006, mainly reflecting higher performance-related compensation, in line with the strong business results, and increased amortization of equity compensation. Additionally, remaining compensation expenses and non-compensation expenses were driven by a rise in staff and higher business activity.

INCOME BEFORE INCOME TAXES in CB&S was € 3.9 billion in the first half year, up 18 %, or € 611 million, compared to the prior year first half.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION (GTB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	656	566	16	1,268	1,102	15
Provision for credit losses	(0)	(6)	(97)	1	(21)	N/M
Noninterest expenses	409	372	10	807	742	9
Minority interest	–	–	N/M	–	–	N/M
Income before income tax expense	**247**	**199**	**24**	**460**	**381**	**21**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

The higher demand in our Cash Management and Trust & Securities Services (TSS) businesses resulted in an increase in revenues of 16 %, or € 90 million, compared to the second quarter 2006. The Cash Management payments business was the main contributor to this increase driven by a substantial improvement in customer volumes across all regions in a favorable interest rate environment. The revenue increase in TSS was attributable to higher customer flows in both our domestic custody and our issuer-related services businesses.

GTB's NONINTEREST EXPENSES of € 409 million in the second quarter 2007 increased by 10 %, or € 37 million, compared to the second quarter 2006, mainly driven by higher performance-related compensation. The increase also reflects higher staff levels and higher business transaction-related costs.

GTB's INCOME BEFORE INCOME TAXES of € 247 million in the second quarter 2007 was up 24 %, or € 47 million, compared to the prior year quarter.

2007 TO 2006 SIX MONTHS COMPARISON

GLOBAL TRANSACTION BANKING produced net revenues of € 1.3 billion for the first half of 2007. The increase of 15 %, or € 165 million, compared to the first half of 2006 resulted from our Cash Management businesses and our Trust & Securities Services (TSS) businesses, both supported by robust customer demand and a favorable market environment.

GTB recorded a net charge below € 1 million in PROVISION FOR CREDIT LOSSES in the first half of 2007, compared to a net release of € 21 million in the prior year period.

GTB's NONINTEREST EXPENSES of € 807 million in the first half of 2007 increased by 9 %, or € 65 million, compared to the first half of 2006. The increase mainly reflected higher performance-related compensation, a rise in staff numbers and higher levels of business transactions.

GTB's INCOME BEFORE INCOME TAXES of € 460 million in the first half of 2007 increased by 21 %, or € 79 million, compared to the first half year of 2006.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	2,582	2,323	11	5,014	4,687	7
Provision for credit losses	124	94	31	241	179	35
Noninterest expenses	1,866	1,740	7	3,699	3,484	6
Minority interest	3	(6)	N/M	5	(5)	N/M
Income before income tax expense	**588**	**494**	**19**	**1,069**	**1,029**	**4**

N/M – Not meaningful

In PCAM, NET REVENUES were € 2.6 billion in the second quarter 2007, an increase of 11 %, or € 259 million, versus the prior year quarter. Provision for credit losses was € 124 million, up 31 %, or € 30 million, compared to the same quarter in 2006. Non-interest expenses were € 1.9 billion, an increase of 7 %, or € 126 million, compared to the second quarter 2006. Income before income taxes of € 588 million in the second quarter exceeded last year's quarter by 19 %, or € 94 million.

In the first half of 2007, PCAM recorded net revenues of € 5.0 billion, an increase of 7 %, or € 327 million, versus the first six months of 2006. Provision for credit losses of € 241 million increased 35 % or € 62 million. Noninterest expenses were € 3.7 billion, an increase of 6 %, or € 215 million, compared to the first half of 2006. Income before income taxes of € 1.1 billion in the first half of 2007 was up 4 %, or € 40 million, from the first half of 2006.

PCAM's INVESTED ASSETS grew by € 26 billion to € 962 billion during the second quarter 2007. Net new money was € 14 billion, of which € 11 billion was generated by AWM and € 3 billion by PBC. The effect of market appreciation was € 21 billion, while the remainder of the change in invested assets was mainly driven by foreign exchange rate effects and the sale of a business in Asset Management (AM) Australia. For the first half of 2007, net new assets were € 29 billion, of which € 19 billion were attributable to AWM and € 10 billion to PBC.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	1,140	1,065	7	2,147	2,125	1
Provision for credit losses	(0)	0	N/M	0	(1)	N/M
Noninterest expenses	845	829	2	1,662	1,655	0
Minority interest	3	(6)	N/M	5	(5)	N/M
Income before income tax expense	**292**	**242**	**21**	**480**	**475**	**1**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

In the second quarter, AWM reported NET REVENUES of € 1.1 billion, an increase of 7 %, or € 75 million, compared to the prior year quarter. PORTFOLIO/FUND MANAGEMENT revenues in AM decreased by 12 %, or € 82 million. Higher revenues in the European retail business were outweighed by lower performance fees in our Real Estate business. This decline was mainly attributable to the non-recurrence of a significant performance fee in the second quarter 2006 for a single long-term mandate, managed by our Real Estate business in North America. In Private Wealth Management (PWM), PORTFOLIO/FUND MANAGEMENT revenues grew by 25 %, or € 20 million, compared to the prior year quarter, due to a higher invested asset base as a result of the Tilney acquisition as well as from organic growth and market performance. BROKERAGE revenues were € 245 million, up 25 %, or € 48 million. Main drivers were higher transaction volumes due to the beneficial market environment and increased invested assets also resulting from Tilney. LOAN/DEPOSIT revenues improved 19 %, or € 9 million, based on higher deposit and loan volumes. Revenues from OTHER PRODUCTS rose 126 %, or € 79 million, benefiting from the positive impact of equity markets on seed investments in Alternative Products and in Traditional AM Europe, as well as the mark-to-market effects of certain unit-linked insurance assets, which were offset in policyholder benefits and claims. Additionally, the second quarter 2007 included a gain of € 48 million from the sale of the Australian AM manufacturing operations (equities and fixed income). In the second quarter 2006 AM completed the sale of a substantial part of its UK- and Philadelphia-based businesses with a gain of € 35 million.

NONINTEREST EXPENSES in the second quarter 2007 were € 845 million, an increase of 2 %, or € 16 million, compared to the same quarter in 2006, as higher expenses due to a rise in headcount and higher policyholder benefits and claims were partly offset by lower performance related compensation charges.

AWM's INCOME BEFORE INCOME TAXES was € 292 million, an increase of 21 %, or € 50 million, compared to the same period last year.

2007 TO 2006 SIX MONTHS COMPARISON

AWM's NET REVENUES increased by 1 %, or € 23 million, to € 2.1 billion, in the first half of 2007, compared to the prior year period. In AM, PORTFOLIO/FUND MANAGEMENT revenues decreased by 10 %, or € 126 million, primarily reflecting lower levels of performance fees, particularly in the Real Estate business as a result of the significant fee in the prior year's second quarter. PORTFOLIO/FUND MANAGEMENT revenues in PWM rose by 23 %, or € 38 million, compared to the first half of 2006, due to organic and acquisition-related growth of invested assets as well as from market appreciation. BROKERAGE revenues grew 12 %, or € 49 million, to € 476 million during the first six months as transaction volumes increased due to the beneficial market environment and higher invested assets. LOAN/DEPOSIT revenues increased by 18 %, or € 16 million, driven by volume growth for both loans and deposits. Revenues from OTHER PRODUCTS were up 23 %, or € 44 million, versus the first half of 2006, primarily due to mark-to-market effects of certain unit-linked insurance assets, while there was little change in revenues from AM investments and the sale of businesses.

In the first half of 2007 NONINTEREST EXPENSES were essentially unchanged at € 1.7 billion. Lower performance-related compensation, particularly in AM's Real Estate business, was offset by higher policyholder benefits and claims (related to certain unit-linked insurance assets) and by increased expenses due to the implementation of PWM's growth strategy.

For the first half of 2007, AWM's INCOME BEFORE INCOME TAXES was € 480 million, an increase of 1 %, or € 4 million, compared to the first six months of 2006.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	1,442	1,258	15	2,867	2,563	12
Provision for credit losses	124	94	32	241	180	34
Noninterest expenses	1,021	911	12	2,037	1,829	11
Minority interest	0	0	N/M	0	0	N/M
Income before income tax expense	**297**	**252**	**18**	**590**	**554**	**6**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

NET REVENUES in PBC were € 1.4 billion in the second quarter 2007, an increase of 15 %, or € 184 million compared to the second quarter 2006. LOAN/DEPOSIT REVENUES were up 15 %, or € 94 million, compared to the prior year quarter, primarily driven by higher volumes due to the acquisitions of Berliner Bank and norisbank. Revenues from PORTFOLIO/FUND MANAGEMENT remained on the level of the prior year's quarter. BROKERAGE revenues were € 336 million, up 23 %, or € 62 million, compared to the prior year quarter, reaching record levels due to the sale of innovative investment products. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES accounted for € 234 million in revenues, up 9 %, or € 19 million, versus the prior year quarter mainly resulting from the aforementioned acquisitions.

The PROVISION FOR CREDIT LOSSES was € 124 million in the current quarter, an increase of 32 %, or € 30 million, compared to the prior year quarter reflecting the acquisitions and the continued organic growth of PBC's loan book.

NONINTEREST EXPENSES in the second quarter 2007 were € 1.0 billion, an increase of 12 %, or € 110 million, compared to the second quarter 2006. The main drivers for this increase were the aforementioned acquisitions, including integration-related expenses, and continuing investments in growth regions, especially in India and Poland.

INCOME BEFORE INCOME TAXES in PBC was € 297 million, an increase of 18 %, or € 44 million, compared to the second quarter 2006.

During the second quarter INVESTED ASSETS grew by € 8 billion to € 197 billion and loan volumes by € 2 billion to € 84 billion.

2007 TO 2006 SIX MONTHS COMPARISON

NET REVENUES in the first half of 2007 were € 2.9 billion, an increase of 12 %, or € 305 million. LOAN/DEPOSIT REVENUES were up 15 %, or € 187 million, compared to the first half of 2006, driven by the abovementioned acquisitions and organic growth in loan and deposit volumes. Revenues from PORTFOLIO/FUND MANAGEMENT for the first six months remained unchanged at € 148 million. Revenues from BROKERAGE rose by 11 %, or € 64 million, to € 654 million during the first half of 2007 mainly reflecting successful product innovations and the acquisitions. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES generated € 452 million in revenues in the first six months of 2007, an increase of 6 %, or € 27 million. Revenues from OTHER PRODUCTS increased by € 27 million compared to the prior year period and included € 24 million gains from the sale of businesses in the first quarter 2007.

In the first half year the PROVISION FOR CREDIT LOSSES was € 241 million, an increase of 34 %, or € 61 million, compared to the first half of 2006, reflecting the acquisitions and continued organic growth of PBC's loan book.

For the first six months of 2007 NONINTEREST EXPENSES were € 2.0 billion, an increase of 11 %, or € 208 million, compared to the first six months of 2006 due to the acquisitions, including integration-related expenses, and from continuing investments.

For the first half year 2007 INCOME BEFORE INCOME TAXES was € 590 million, an increase of 6 %, or € 36 million, versus the first half of 2006.

In the first six months of 2007 INVESTED ASSETS grew by € 22 billion to € 197 billion, of which net new money was € 10 billion. Loan volumes increased by € 6 billion to € 84 billion in the same period.

CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	259	160	62	697	326	114
Provision for credit losses	(0)	6	N/M	0	3	(86)
Noninterest expenses	32	44	(27)	166	87	91
Minority interest	(6)	0	N/M	(6)	0	N/M
Income before income tax expense	**233**	**109**	**113**	**537**	**236**	**128**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

CI's income before income taxes was € 233 million in the second quarter 2007, an increase of 113 %, or € 124 million, compared to € 109 million in the second quarter 2006. The current quarter included a net gain of € 126 million related to the sale and leaseback transaction of our premises at 60 Wall Street. In addition, dividend income of € 130 million was included in the current quarter, compared to € 112 million in last year's second quarter.

2007 TO 2006 SIX MONTHS COMPARISON

For the first six months of 2007 INCOME BEFORE INCOME TAXES was € 537 million compared to € 236 million in the first half of the prior year. In addition to the aforementioned factors, the first half of 2007 included gains of € 159 million from the sale of industrial holdings (mainly related to Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI's goodwill resulting in an impairment charge of € 54 million) and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. The first half of 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG.

CONSOLIDATION & ADJUSTMENTS

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2007	Jun 30, 2006		Jun 30, 2007	Jun 30, 2006	
Net revenues	(22)	(167)	(87)	(47)	(405)	(88)
Provision for credit losses	(1)	0	N/M	(1)	0	N/M
Noninterest expenses	98	(57)	N/M	101	(62)	N/M
Minority interest	0	(5)	N/M	(10)	(17)	(41)
Income (loss) before income tax expense	**(120)**	**(105)**	**14**	**(137)**	**(325)**	**(58)**

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON

LOSS BEFORE INCOME TAXES of € 120 million in the second quarter 2007 included negative adjustments of € 54 million to reverse the impact of different accounting methods used for the business segments in our management reporting and IFRS. Of these adjustments, € 39 million related to CB&S and € 12 million to PBC. The remaining loss in the second quarter 2007 was mainly attributable to litigation provisions and a charge related to the purchase of a bank-occupied building. In the second quarter last year, loss before income taxes of € 105 million principally reflected negative adjustments for different accounting methods in management reporting and IFRS of € 138 million (of which € 123 million related to CB&S and € 7 million to PBC). This was in part offset by several minor credits, which mainly related to the release of provisions.

2007 TO 2006 SIX MONTHS COMPARISON

LOSS BEFORE INCOME TAXES was € 137 million in the first half of 2007 compared to € 325 million in the first six months of 2006. The current year mainly included litigation provisions and a charge related to the purchase of a bank-occupied building. The first half of 2006 was negatively impacted by adjustments of € 299 million for different accounting methods used in management reporting and IFRS. The adjustments mainly related to CB&S (€ 269 million, principally due to accounting differences for certain debt and structured note issuances and trading results from own shares) and PBC (€ 23 million).

BALANCE SHEET DEVELOPMENT

The Group's consolidated assets under IFRS are significantly higher compared to consolidated assets presented under U.S. GAAP. The main reason for the increase is that specific netting for derivatives, repurchase and reverse repurchase agreements and unsettled regular way trades is permitted under U.S. GAAP but not under IFRS. For a more detailed discussion of this gross-up impact and other transitional impacts please refer to our IFRS Transition Report.

At the end of June 2007, total assets increased by € 366 billion to € 1,938 billion compared to December 31, 2006. This development reflects the growth of € 110 billion in positive market values from derivative financial instruments, primarily in the rates business. Furthermore, receivables from unsettled regular way trades increased by € 86 billion, and assets from collateralized lending (securities purchased under resale agreements and securities borrowed) rose € 47 billion. Liabilities increased accordingly with negative market values from derivative financial instruments up € 112 billion, also mainly in rates, payables from unsettled regular way trades up € 82 billion and payables from collateralized lending up € 62 billion. In addition, total liabilities rose due to newly issued structured notes which were the main driver of the increase of € 21 billion in long-term debt.

OUTLOOK

The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in our Financial Report for the year ended December 31, 2006.

The global economic environment remained benign in the second quarter of 2007. Growth forecasts for several countries have been revised upwards. Stronger growth in emerging markets, particularly in China, is likely to leave a positive impact on the global economy. The outlook for global GDP growth of 4.75 % in 2007 almost reaches last year's level. GDP growth in Germany might exceed 2.5 %, as the dampening effect of the 3 %-points VAT hike on private consumption will likely be compensated by higher wage increases. As a consequence, German private consumption could actually rise as strongly again in 2007 as it did in 2006.

After key equity indices in Europe and North America reached new all-time highs, equity markets started to correct at the beginning of the third quarter. The consequences should nonetheless remain limited due to sound fundamentals. Turbulence in the US mortgage market and the repercussions for parts of the securitization market have led to losses for some investors and triggered a general reassessment of credit risk.

Looking forward towards the end of 2007, uncertainties persist in the world's financial markets in the short term. Some areas of the credit markets may continue to experience turbulent conditions, and investors may adopt a more conservative stance toward leveraged finance. Our business model which benefits from rigorous risk management and independent control processes is structured to deliver performance also in the face of such challenges. We have consistently adopted a prudent approach to risk-taking, and the current environment is no exception. We firmly believe that these qualities will enable us to continue to perform strongly.

Furthermore, important structural trends continue to support the growth of our business. In the corporate sector, profitability is very solid, and debt levels are relatively low. Investor appetite remains strong, particularly for alternative asset classes. Growth in the world economy remains robust, with strength in Europe and sustained dynamism in key emerging markets.

Deutsche Bank is well placed to perform in this environment. Our global franchise is outstanding, with presence in all major markets and in the important growth regions of the world. Our sales and trading platform is well diversified, and commands leading positions in fast-growing businesses; our corporate finance pipeline remains strong; and we have built solid earnings momentum in our 'stable' businesses, Global Transaction Banking and PCAM. Therefore, we remain firmly convinced of the considerable long-term growth potential of our platform.

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.



Josef Ackermann



Hugo Bänziger



Anthony Di Iorio



Hermann-Josef Lamberti

Review Report

TO DEUTSCHE BANK AKTIENGESELLSCHAFT, FRANKFURT AM MAIN

We have reviewed the condensed interim consolidated financial statements - comprising the balance sheet, statement of income, statement of recognized income and expense, statement of cash flows, and selected explanatory notes - and the interim group management report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, for the period from January 1 to June 30, 2007 which are part of the half year financial report according to § 37 w WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB) and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the IASB and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Without qualifying our review conclusion, we draw attention to the basis of preparation of the interim consolidated financial information that explains why there is a possibility that the Deutsche Bank Group's management may determine that changes to the accounting policies adopted in preparing the interim consolidated financial information are necessary when management prepares its first annual IFRS financial statements as of December 31, 2007.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany), July 31, 2007

(signed)	(signed)
Becker Wirtschaftsprüfer	Bose Wirtschaftsprüfer

Consolidated Statement of Income (unaudited)

INCOME STATEMENT

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Interest revenues	18,652	15,870	34,469	28,830
Interest expense	16,681	14,017	30,445	25,339
Net interest revenues	**1,971**	**1,853**	**4,024**	**3,491**
Provision for credit losses	81	82	178	91
Net interest revenues after provision for credit losses	**1,890**	**1,771**	**3,846**	**3,400**
Commissions and fee income	3,143	2,876	6,073	5,692
Net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,096	2,044	7,032	5,116
Net gains (losses) on financial assets available for sale	92	137	326	222
Net income (loss) from equity method investments	123	32	343	300
Other revenues	357	(6)	561	128
Total noninterest revenues	**6,811**	**5,083**	**14,335**	**11,458**
Compensation and benefits	3,874	3,043	8,203	6,666
General and administrative expenses	2,129	1,712	4,071	3,450
Impairment of intangible assets	–	–	54	–
Restructuring activities	(1)	57	(9)	99
Total noninterest expenses	**6,002**	**4,812**	**12,319**	**10,215**
Income before income tax expense	**2,699**	**2,042**	**5,862**	**4,643**
Income tax expense	922	686	1,953	1,638
Net income	**1,777**	**1,356**	**3,909**	**3,005**
Net income attributable to minority interest	(1)	4	10	17
Net income attributable to Deutsche Bank shareholders	1,778	1,352	3,899	2,988

EARNINGS PER SHARE (EPS)

	Three months ended		Six months ended	
in €	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Earnings per common share:				
Basic	€ 3.76	€ 2.91	€ 8.23	€ 6.37
Diluted[1]	€ 3.60	€ 2.44	€ 7.86	€ 5.56
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	472.6	465.3	473.8	469.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	493.7	518.9	496.4	525.6

1 Including numerator effect of assumed conversions. The effect for both the three and six months ended June 30, 2007 was € 0.00. The effect for the three and six months ended June 30, 2006 was € (0.17) and € (0.13), respectively.

Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Net income recognized in the income statement	**1,777**	**1,356**	**3,909**	**3,005**
Net gains (losses) not recognized in the income statement, net of tax				
Unrealized gains (losses) on financial assets available for sale:				
Unrealized net gains (losses) arising during the period, before tax	586	(744)	1,502	(395)
Net reclassification adjustment for realized net (gains) losses, before tax	(91)	(130)	(325)	(283)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, before tax	(36)	(30)	(43)	(83)
Foreign currency translation:				
Unrealized net gains (losses) arising during the period, before tax	(48)	(363)	(200)	(630)
Net reclassification adjustment for realized net (gains) losses, before tax	–	–	–	–
Tax on items taken directly to equity or reclassified from equity	68	60	66	93
Total net gains (losses) not recognized in the income statement, net of tax	**479**	**(1,207)**	**1,000**	**(1,298)**
Total recognized income and expense	**2,256**	**149**	**4,909**	**1,707**
Attributable to:				
Minority interest	(1)	3	12	17
Deutsche Bank shareholders	2,257	146	4,897	1,690

Consolidated Balance Sheet (unaudited)

ASSETS

in € m.	Jun 30, 2007	Dec 31, 2006
Cash and due from banks	7,467	7,008
Interest-earning deposits with banks	19,700	19,199
Central bank funds sold and securities purchased under resale agreements	14,664	14,265
Securities borrowed	79,175	62,943
Financial assets at fair value through profit or loss	1,315,311	1,091,045
Financial assets available for sale	34,997	35,271
Equity method investments	2,926	3,389
Loans	192,924	181,291
Premises and equipment	2,798	3,241
Intangible assets	9,035	8,612
Other assets	252,619	139,031
Income tax assets	6,569	6,473
Total assets	**1,938,185**	**1,571,768**

LIABILITIES AND EQUITY

in € m.	Jun 30, 2007	Dec 31, 2006
Deposits	446,243	411,916
Central bank funds purchased and securities sold under repurchase agreements	128,054	102,200
Securities loaned	17,662	21,174
Financial liabilities at fair value through profit or loss	854,602	666,293
Other short-term borrowings	47,659	48,433
Other liabilities	240,642	144,130
Provisions	1,800	1,768
Income tax liabilities	6,627	6,358
Long-term debt	148,065	127,015
Trust preferred securities	5,196	4,771
Obligation to purchase common shares	4,631	4,327
Total liabilities	**1,901,181**	**1,538,385**
Common shares, no par value, nominal value of € 2.56	1,351	1,343
Additional paid-in capital	16,288	15,246
Retained earnings	22,531	20,359
Common shares in treasury, at cost	(2,654)	(2,378)
Equity classified as obligation to purchase common shares	(4,630)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains on financial assets available for sale, net of applicable tax and other	4,442	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(76)	(45)
Foreign currency translation, net of tax	(965)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	3,401	2,403
Total shareholders' equity	**36,287**	**32,666**
Minority interest	717	717
Total equity	**37,004**	**33,383**
Total liabilities and equity	**1,938,185**	**1,571,768**

Consolidated Statement of Changes in Equity (unaudited)

	Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006
Common shares		
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	8	12
Retirement of common shares	–	(102)
Balance, end of period	1,351	1,330
Additional paid-in capital		
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	701	447
Common shares issued under share-based compensation plans	192	310
Tax benefits related to share-based compensation plans	96	120
Option premiums on options on Deutsche Bank common shares	62	(12)
Net gains (losses) on treasury shares sold	(11)	118
Other	2	2
Balance, end of period	16,288	15,449
Retained earnings		
Balance, beginning of year	20,359	17,764
Net income attributable to Deutsche Bank shareholders	3,899	2,988
Cash dividends declared and paid	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	277	180
Net gains on treasury shares sold	–	190
Retirement of common shares	–	(2,667)
Other effects from options on Deutsche Bank common shares	(1)	42
Other	2	–
Balance, end of period	22,531	17,258
Common shares in treasury, at cost		
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(22,605)	(18,173)
Sale of shares	22,328	16,632
Retirement of shares	–	2,769
Treasury shares distributed under share-based compensation plans	1	1
Balance, end of period	(2,654)	(2,139)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(4,307)	(4,449)
Additions	(1,184)	(1,401)
Deductions	861	488
Balance, end of period	(4,630)	(5,362)
Net gains (losses) not recognized in the income statement, net of tax		
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other	1,234	(604)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(31)	(62)
Foreign currency translation, net of tax	(205)	(632)
Balance, end of period	3,401	1,453
Total shareholders' equity, end of period	**36,287**	**27,989**
Minority interest		
Balance, beginning of year	717	624
Minority interest in net profit or loss	10	17
Increases	176	293
Decreases and dividends	(180)	(282)
Foreign currency translation, net of tax	(6)	(22)
Balance, end of period	717	630
Total equity, end of period	**37,004**	**28,619**

Part of Other Financial Information.

Consolidated Statement of Cash Flows (unaudited)

in € m.	Six months ended Jun 30, 2007	Jun 30, 2006
Net income	**3,909**	**3,005**
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	200	116
Restructuring activities	(9)	23
Net gain on sale of financial assets available for sale, equity method investments, and other	(795)	(488)
Deferred income taxes, net	187	(148)
Impairment, depreciation and other amortization, and accretion	865	649
Share of net income from equity method investments	(340)	(151)
Income adjusted for noncash charges, credits and other items	**4,017**	**3,006**
Adjustments for net increase/decrease/change in operating assets and liabilities:		
Interest-earning time deposits with banks	2,564	(2,774)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(17,723)	(18,644)
Trading assets	(192,238)	(48,826)
Other financial assets at fair value through profit or loss (excl. investing activities)	(36,073)	(24,557)
Loans	(9,907)	(13,992)
Other assets	(115,078)	(66,786)
Deposits	32,307	(6,084)
Trading liabilities	138,701	52,425
Other financial liabilities at fair value through profit or loss (excl. financing activities)[1]	52,562	30,735
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	24,371	11,848
Other short-term borrowings	(21)	13,826
Other liabilities	94,198	62,471
Senior long-term debt[2]	23,734	9,857
Other, net	705	4,141
Net cash provided by operating activities	**2,119**	**6,646**
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale (incl. at fair value through profit or loss)	6,866	6,681
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	3,872	1,602
Sale of equity method investments	1,005	3,042
Sale of premises and equipment	359	109
Purchase of:		
Financial assets available for sale (incl. at fair value through profit or loss)	(9,452)	(11,304)
Equity method investments	(218)	(713)
Premises and equipment	(243)	(127)
Net cash paid for business combinations/divestitures	(98)	(426)
Other, net	135	395
Net cash provided by (used in) investing activities	**2,226**	**(741)**
Cash flows from financing activities:		
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	455	50
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(1,951)	(561)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	592	642
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(457)	–
Common shares issued under share-based compensation plans	198	319
Purchases of treasury shares	(22,605)	(18,173)
Sale of treasury shares	22,293	16,956
Dividends paid to minority interests	(6)	(19)
Net change in minority interests	6	29
Cash dividends paid	(2,005)	(1,239)
Net cash used in financing activities	**(3,480)**	**(1,996)**
Net effect of exchange rate changes on cash and cash equivalents	**(76)**	**(449)**
Net increase in cash and cash equivalents	789	3,460
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	18,143	16,882
Net increase in cash and cash equivalents per cash flow calculations	**789**	**3,460**
Net cash provided by operating activities include		
Income taxes paid, net	1,695	1,667
Interest paid	29,500	24,333
Interest and dividends received	34,469	28,830
Cash and cash equivalents comprise		
Cash and due from banks	7,467	6,926
Demand deposits with banks	10,676	9,956
Total	**18,143**	**16,882**

1 Included are senior long-term debt issuances of € 9,558 million and € 5,767 million and repayments and extinguishments of € 3,497 million and € 4,226 million until June 30, 2007 and 2006 respectively.

2 Included are issuances of € 40,266 million and € 27,500 million and repayments and extinguishments of € 20,495 million and € 18,160 million until June 30, 2007 and 2006, respectively.

Basis of Preparation

With effect from January 1, 2007, the Group prepares its annual consolidated financial statements, and its consolidated interim financial statements, in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB") and as endorsed by the European Union ("EU"). Since the Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB.

The consolidated interim financial statements were prepared in accordance with IFRS issued and effective at December 31, 2006, which were unchanged at June 30, 2007. The segment information presented in this Report is based on IFRS 8, "Operating Segments," with a reconciliation to IAS 14, "Segment Reporting". IFRS 8, whilst approved by the IASB, has yet to be endorsed by the EU. On this basis, the Group presents the accounting policies that are expected to be adopted when the Group prepares its first annual financial statements under IFRS.

These financial statements have been prepared in accordance with IFRS for interim financial statements (IAS 34, "Interim Financial Reporting"). They are the Group's second IFRS interim financial statements for part of the period covered by the first annual financial statements and IFRS 1, "First-time Adoption of International Reporting Standards," has been applied. The interim financial statements including the supplementary information on accounting policies, segment information, income statement, balance sheet, other financial information and reconciliation of IFRS comparables from previous GAAP do not include all of the information required for annual financial statements.

An explanation of how the transition to IFRS affected the Group's previously reported balance sheet and income statement under U.S. GAAP was provided in the Transition Report – 2006 IFRS Comparatives (the "Transition Report") which was published on April 19, 2007. For a complete discussion of the transitional impacts of IFRS, please refer to the Transition Report, which is available in the Investor Relations section of Deutsche Bank's website.

In the process of preparing financial statements in conformity with IAS 34, management has used judgment and made estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for credit losses, the impairment of assets other than loans, the realizability of deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected.

The preparation of financial statements in accordance with IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under U.S. GAAP. The accounting policies set out below were consistently applied to all periods presented. They were also applied in preparing the IFRS balance sheet as at January 1, 2006 for the purpose of transition to IFRS, as required by IFRS 1. The impact of the transition from U.S. GAAP to IFRS was described in the Transition Report and the effects on the comparative periods are presented in the section "Reconciliation of IFRS Comparables from Previous GAAP" of this Interim Report.

The accompanying financial statements as of June 30, 2007 and 2006 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, "the Group" or "the Company"). The financial statements are presented in euro. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The financial statements included in this Interim Report should be read in conjunction with the financial statements according to U.S. GAAP and related notes included in the Company's 2006 Financial Report and SEC Form 20-F and the Transition Report.

Impact of Changes in Accounting Principles (unaudited)

IFRIC 14

In July 2007, the International Financial Reporting Interpretations Committee ("IFRIC") issued interpretation IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, "Employee Benefits," on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted; whilst approved by the IASB, the interpretation has yet to be endorsed by the EU. We are currently evaluating the potential impact that the adoption of IFRIC 14 will have on our consolidated financial statements.

Significant Accounting Policies (unaudited)

The following is a description of the Group's significant IFRS accounting policies that have been used in the preparation of the IFRS financial information contained in this Report.

PRINCIPLES OF CONSOLIDATION

The consolidated financial information in this Report comprises that of the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities, presented as a single economic unit. It is presented in euro which is the presentation currency of the Group.

SUBSIDIARIES

The Group's subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

The Group sponsors the formation of special purpose entities ("SPEs") for a variety of purposes; reasons include allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other revenues.

All material intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as capital issuances.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

ASSOCIATES AND JOINT VENTURES

An associate is an entity in which the Group has significant influence, but not a controlling interest over the operating and financial management policy decisions. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

Investments in associates and joint ventures are accounted for under the equity method of accounting.

Under the equity method of accounting, the Group's investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group's share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the cost of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Assets and liabilities denominated in currencies other than the entity's functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement, but are included in net gain (loss) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For the purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gain (loss) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

INTEREST, FEES AND COMMISSIONS

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows:

NET INTEREST REVENUES – Interest from all interest-bearing assets and liabilities is recognized as net interest revenues using the effective interest method. The effective interest rate is a rate that provides a constant return on the carrying amount of assets and liabilities. The estimated cash flows for calculating the effective interest include all contractual terms of the asset or liability (excluding future credit losses), and also includes all fees that are an integral part of the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

FEES AND COMMISSIONS – The recognition of revenue for fees (including commissions) depends on the purpose for which the fees are charged and the basis of accounting for any associated financial instrument. Fees are distinguished between fees that are an integral part of the effective interest rate of a financial instrument, fees that are earned as services are provided, and fees that are earned on the execution of a significant act. The treatment of fees that are an integral part of the effective interest rate of a financial instrument is explained above under net interest revenues. Fees earned from services that are provided over a specified period of time are recognized over the service period. Fees earned upon the execution of a significant act are recognized when the significant act has been completed. If the asset or liability is carried at fair value through profit or loss, the associated fees are recognized as revenue when the instrument is initially recognized.

Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in commissions and fee income over the life of the commitment if it is unlikely that a specific lending arrangement will be entered into. If it is probable that the Group will enter into a specific lending agreement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

FINANCIAL ASSETS AND LIABILITIES

The Group classifies its financial assets and liabilities in the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale and other financial liabilities. The Group does not classify any financial instruments under the held to maturity category. Appropriate classification of financial assets and liabilities is determined at initial recognition and not subsequently changed.

Purchases and sales of financial assets and financial liabilities classified at fair value through profit or loss or as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. All other financial instruments are recognized on a settlement date basis.

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group classifies certain financial assets and financial liabilities as either held for trading or designated as at fair value through profit or loss at the date of initial recognition. These financial assets and liabilities are carried at fair value and are presented as financial assets designated at fair value through profit or loss and financial liabilities designated at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, other than those classified as trading, are designated at fair value through profit or loss using the fair value option. To be designated as at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

LOANS

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss, or financial assets available for sale.

Loans are initially recognized at fair value which is the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

Financial assets that are not classified at fair value through profit or loss or as loans are classified as available for sale ("AFS"). A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. They are carried at fair value with the changes in fair value reported in equity, in net gain (loss) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. For monetary financial assets available for sale (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets available for sale that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Realized gains and losses are reported in net gain (loss) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of securities sold. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.

FINANCIAL LIABILITIES

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and the related gain or loss is recorded depending on whether the repurchase price of the debt was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

DETERMINATION OF FAIR VALUE

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.

RECOGNITION OF TRADE DATE PROFIT AND LOSS

Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

The Group enters into derivative contracts for trading purposes, including swaps, futures contracts, forward contracts, options and other similar types of contracts based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans intended for sale. Such positions are considered derivatives and are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are also considered to be derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities, with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

EMBEDDED DERIVATIVES

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract.

Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option. Those hybrid instruments designated under the fair value option are carried at fair value and recorded as financial assets/liabilities designated at fair value through profit or loss. Subsequent changes in fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

HEDGE ACCOUNTING

Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).

When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group's policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, due to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenue. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenues or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest revenues or expense over the remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecast transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gain (loss) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other revenues in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:

- objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ('a loss event');
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the amount can be made.

IMPAIRMENT OF LOANS HELD AT AMORTIZED COST

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for country risks for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country that the Group does business in. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans covering loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest revenues based on the original effective interest rate of the loan.

All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan together with the associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

Impairment and impairment loss for off-balance sheet positions is determined using the same measurement techniques as for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
For financial assets classified as available for sale ("AFS"), management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gain (loss) on financial assets available for sale. This amount is determined as the difference between the acquisition cost and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss.

DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer, such as servicing assets and liabilities, are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must comprise a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

SECURITIZATION

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are primarily recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss where the transferred assets were classified as financial assets at fair value through profit or loss.

DERECOGNITION OF FINANCIAL LIABILITIES

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest revenues and interest expense, respectively.

SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability designated at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the consolidated balance sheet.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

PREMISES AND EQUIPMENT

Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other revenues.

Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell or value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease, are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.

Goodwill is capitalized and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash generating units are:

- Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);
- Global Transaction Banking;
- Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);
- Private & Business Clients; and
- Corporate Investments.

Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of a cash generating unit include the carrying amount of the goodwill relating to the cash generating unit sold.

Intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Intangible assets such as customer contracts, investment management agreements and mortgage servicing rights are carried at cost and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over periods of between 3 and 15 years based on the expected useful life; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

Costs related to software developed or obtained for internal use are capitalized where it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during planning or after the software is ready for use, are expensed as incurred.

FINANCIAL GUARANTEES

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other entities on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given which is likely to be the premium received. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less cumulative amortization and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.

Any increase in the liability relating to guarantees is recorded in the income statement under other operating expenses.

LEASING TRANSACTIONS

LESSOR

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognized as a receivable. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognized on a straight-line basis over the period of the lease.

LESSEE

For properties subject to operating leases, rental expense is recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.

In sale and operating leaseback transactions, recognition of profit on sale is determined by comparing sales price to fair value. If sales price is at fair value, then the profit is recognized immediately. In a sale and finance leaseback transaction, the entire profit is generally deferred and amortized over the lease term.

EMPLOYEE BENEFITS

PENSION BENEFITS

The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All defined benefit plans are valued using the projected unit credit method to determine the defined benefit obligation and the related expenses. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10 % of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10 % of the fair value of any plan assets at that date. The Group's defined benefit plans are usually funded.

OTHER POST-RETIREMENT BENEFITS

In addition, the Group's affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach.

SHARE-BASED COMPENSATION

The Group accounts for all share-based employee awards based on the fair value method. Under this method, compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

OBLIGATIONS TO PURCHASE COMMON SHARES

Forward purchases and written put options where Deutsche Bank shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.

The liabilities are accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are in fact dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. The premium at inception is recorded within equity.

All derivative contracts, other than those discussed above, where Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

INCOME TAXES

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available.

For share-based payment transactions the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. The Group has to estimate at any reporting date the expected future tax deduction based on the current share price. If the amount deductible or expected to be deductible for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible or expected to be deductible for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets from net operating losses available for carry-forward and unused tax credits are recognized as an asset when it is probable that future taxable profits will be available.

Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement if the gain or loss is realized.

PROVISIONS

Provisions are recognized when, the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

Segment Information (unaudited)

BASIS OF SEGMENT PRESENTATION

The following segment information has been prepared in accordance with IFRS 8, "Operating Segments," which defines requirements for the disclosure of financial information of an entity's operating segments. IFRS 8 replaces IAS 14, "Segment Reporting". It follows the "management approach", which is the basis for steering our businesses and the basis on which we have presented segment information in the past. IFRS 8, which has not yet been endorsed by the EU, was approved by the IASB in November 2006 and is effective for reporting periods beginning on or after January 1, 2009. Early adoption is permitted.

The main differences between IFRS 8, "Operating Segments," and IAS 14, "Segment Reporting," refer to the identification of segments and to the accounting methods used to measure segment results.

IDENTIFICATION OF SEGMENTS

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. IAS 14 requires an entity to identify two sets of segments, business and geographical, using a risks and rewards approach, with the entity's "system of internal financial reporting to key management personnel" serving as the starting point for the identification of such segments.

Risks and rewards in Deutsche Bank are predominantly affected by the products and services offered by its individual businesses, and as such no different business segments, were identified under IFRS 8 than under IAS 14.

ACCOUNTING METHODS

IFRS 8 requires the disclosure of the information used by the chief operating decision maker to allocate resources and to assess performance. IAS 14 requires segment information to be prepared in conformity with the accounting policies used for the consolidated financial statements.

Management reporting in Deutsche Bank is generally based on IFRS. Non-IFRS-compliant accounting methods are only established on rare occasions and could represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (e.g. for certain financial instruments in our treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) as opposed to a recognition in equity under IFRS. The major classification difference relates to minority interest, which is a component of pre-tax income in management reporting and a component after net income in the IFRS income statement.

Segment reporting under IFRS 8 requires a presentation of the segment results based on management reporting methods and a reconciliation between the results of the business segments and the consolidated financial statements. Under IFRS 8 we report the reconciliation within the "Consolidation & Adjustments" section. IAS 14 requires business segments to be presented on an IFRS basis, and adjustments to reconcile between management reporting methods and IFRS have to be reflected within the results of the individual business segments. For further details regarding the reconciliation of segmental results from IFRS 8 to IAS 14, please refer to page 51 of this report.

COMPOSITION OF THE BUSINESS SEGMENTS

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

During the first half of 2007, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in our management reporting systems.

The following describes certain transactions with a material impact on our segment operations:

- Effective January 1, 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division Private & Business Clients.
- Effective January 2, 2007, the Group announced the completion of the acquisition of MortgageIT Holdings, Inc, a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division Corporate Banking & Securities.
- On January 22, 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was part of our corporate division Private & Business Clients.
- On June 1, 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included within the corporate division Asset and Wealth Management.

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments including the reconciliation to the consolidated results under IFRS for the three and six months ended June 30, 2007 and 2006.

Three months ended Jun 30, 2007 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consolida-tion & Adjust-ments	Total Consoli-dated
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	**5,308**	**656**	**5,964**	**1,140**	**1,442**	**2,582**	**259[1]**	**(22)**	**8,782**
Provision for credit losses	**(42)**	**(0)**	**(42)**	**(0)**	**124**	**124**	**(0)**	**(1)**	**81**
Total noninterest expenses	**3,596**	**409**	**4,006**	**845**	**1,021**	**1,866**	**32**	**98**	**6,002**
therein:									
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	0	(0)	0	(1)	(0)	(1)	(0)	–	(1)
Minority interest	**2**	**–**	**2**	**3**	**0**	**3**	**(6)**	**0**	**–**
Income before income tax expense	**1,752**	**247**	**1,998**	**292**	**297**	**588**	**233**	**(120)**	**2,699**
Cost/income ratio	68 %	62 %	67 %	74 %	71 %	72 %	12 %	N/M	68 %
Assets[2]	1,796,948	29,965	1,812,626	36,866	104,687	141,512	16,834	8,476	1,938,185
Average active equity[3]	19,509	1,098	20,607	5,104	3,476	8,581	422	146	29,755
Pre-tax return on average active equity[4]	36 %	90 %	39 %	23 %	34 %	27 %	N/M	N/M	36 %

N/M – Not meaningful

1 Includes gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 74 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 30 %.

Three months ended Jun 30, 2006 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consolida-tion & Adjust-ments	Total Consoli-dated
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	**4,055**	**566**	**4,621**	**1,065**	**1,258**	**2,323**	**160**	**(167)**	**6,936**
Provision for credit losses	**(13)**	**(6)**	**(19)**	**0**	**94**	**94**	**6**	**0**	**82**
Total noninterest expenses	**2,713**	**372**	**3,085**	**829**	**911**	**1,740**	**44**	**(57)**	**4,812**
therein:									
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	17	8	25	10	22	32	0	–	57
Minority interest	**11**	**–**	**11**	**(6)**	**0**	**(6)**	**0**	**(5)**	**–**
Income before income tax expense	**1,345**	**199**	**1,544**	**242**	**252**	**494**	**109**	**(105)**	**2,042**
Cost/income ratio	67 %	66 %	67 %	78 %	72 %	75 %	28 %	N/M	69 %
Assets (as of Dec 31, 2006)[1]	1,446,484	25,646	1,455,615	35,922	94,709	130,591	17,783	7,811	1,571,768
Average active equity[2]	15,374	1,025	16,399	4,854	2,110	6,964	1,039	8	24,410
Pre-tax return on average active equity[3]	35 %	78 %	38 %	20 %	48 %	28 %	42 %	N/M	33 %

N/M – Not meaningful

1 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

2 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

3 For the calculation of pre-tax return on average active equity please refer to page 74 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 28 %.

Six months ended Jun 30, 2007 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consolida-tion & Adjust-ments	Total Consoli-dated
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	**11,426**	**1,268**	**12,694**	**2,147**	**2,867**	**5,014**	**697[1]**	**(47)**	**18,359**
Provision for credit losses	**(63)**	**1**	**(62)**	**0**	**241**	**241**	**0**	**(1)**	**178**
Total noninterest expenses	**7,546**	**807**	**8,353**	**1,662**	**2,037**	**3,699**	**166**	**101**	**12,319**
therein:									
Impairment of intangible assets	–	–	–	–	–	–	54	–	54
Restructuring activities	(3)	(1)	(3)	(6)	(0)	(6)	(0)	–	(9)
Minority interest	**11**	**–**	**11**	**5**	**0**	**5**	**(6)**	**(10)**	**–**
Income before income tax expense	**3,933**	**460**	**4,393**	**480**	**590**	**1,069**	**537**	**(137)**	**5,862**
Cost/income ratio	66 %	64 %	66 %	77 %	71 %	74 %	24 %	N/M	67 %
Assets[2]	1,796,948	29,965	1,812,626	36,866	104,687	141,512	16,834	8,476	1,938,185
Average active equity[3]	18,714	1,082	19,796	5,092	3,438	8,530	572	42	28,940
Pre-tax return on average active equity[4]	42 %	85 %	44 %	19 %	34 %	25 %	188 %	N/M	40 %

N/M – Not meaningful

1 Includes gain from the sale of industrial holdings (Fiat S.p.A.) of € 128 million income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million and gains from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 74 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 33 %.

Six months ended Jun 30, 2006 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consolida-tion & Adjust-ments	Total Consoli-dated
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	**9,239**	**1,102**	**10,341**	**2,125**	**2,563**	**4,687**	**326[1]**	**(405)**	**14,949**
Provision for credit losses	**(70)**	**(21)**	**(91)**	**(1)**	**180**	**179**	**3**	**0**	**91**
Total noninterest expenses	**5,966**	**742**	**6,708**	**1,655**	**1,829**	**3,484**	**87**	**(62)**	**10,215**
therein:									
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	32	15	47	22	30	52	0	–	99
Minority interest	**22**	**–**	**22**	**(5)**	**0**	**(5)**	**0**	**(17)**	**–**
Income before income tax expense	**3,322**	**381**	**3,703**	**475**	**554**	**1,029**	**236**	**(325)**	**4,643**
Cost/income ratio	65 %	67 %	65 %	78 %	71 %	74 %	27 %	N/M	68 %
Assets (as of Dec 31, 2006)[2]	1,446,484	25,646	1,455,615	35,922	94,709	130,591	17,783	7,811	1,571,768
Average active equity[3]	15,379	1,048	16,427	4,914	2,023	6,937	1,031	10	24,406
Pre-tax return on average active equity[4]	43 %	73 %	45 %	19 %	55 %	30 %	46 %	N/M	38 %

N/M – Not meaningful

1 Includes gain from the sale of the bank's remaining holding in EUROHYPO of € 131 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 74 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 32 %.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2007 and 2006:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Origination (equity)	300	196	445	350
Origination (debt)	339	373	740	696
Total Origination	**638**	**568**	**1,185**	**1,046**
Sales & Trading (equity)	1,403	744	3,117	2,290
Sales & Trading (debt and other products)	2,889	2,457	6,243	5,264
Total Sales & Trading	**4,292**	**3,202**	**9,360**	**7,553**
Advisory	256	158	507	359
Loan products	214	257	536	475
Transaction services	656	566	1,268	1,102
Other products	(93)	(129)	(161)	(193)
Total	**5,964**	**4,621**	**12,694**	**10,341**

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Portfolio/fund management	765	826	1,466	1,555
Brokerage	580	470	1,130	1,016
Loan/deposit	786	682	1,548	1,346
Payments, account & remaining financial services	239	219	462	434
Other products	212	125	408	336
Total	**2,582**	**2,323**	**5,014**	**4,687**

RECONCILIATION OF SEGMENTAL RESULTS TO CONSOLIDATED RESULTS ACCORDING TO IFRS

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for the business segments in management reporting versus IFRS as well as results / balances from activities outside the management responsibility of the business segments.

Loss before income taxes of € 120 million in the second quarter 2007 included negative adjustments of € 54 million to reverse the impact of different accounting methods used for the business segments in our management reporting and IFRS. Of these adjustments, € 39 million related to CB&S and € 12 million to PBC. The remaining loss in the second quarter 2007 was mainly attributable to litigation provisions and a charge related to the purchase of a bank-occupied building. In the second quarter last year, loss before income taxes of € 105 million principally reflected negative adjustments for different accounting methods in management reporting and IFRS of € 138 million (of which € 123 million related to CB&S and € 7 million to PBC). This was in part offset by several minor credits, which mainly related to the release of provisions.

Loss before income taxes was € 137 million in the first half of 2007 compared to € 325 million in the first six months of 2006. The current year mainly included litigation provisions and a charge related to the purchase of a bank-occupied building. The first half of 2006 was negatively impacted by adjustments of € 299 million for different accounting methods used in management reporting and IFRS. The adjustments mainly related to CB&S (€ 269 million, principally due to accounting differences for certain debt and structured note issuances and trading results from own shares) and PBC (€ 23 million).

RECONCILIATION OF SEGMENT RESULTS FROM IFRS 8 TO IAS 14

The following tables reconcile the segmental results from IFRS 8 to IAS 14 for the business segment and components of the income statement affected.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

Net revenues	**Three months ended**		**Six months ended**	
in € m.	**Jun 30, 2007**	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**
IFRS 8	**5,308**	**4,055**	**11,426**	**9,239**
Add (deduct)				
Reversal of valuation differences	(41)	(134)	(1)	(291)
IAS 14	**5,267**	**3,921**	**11,425**	**8,948**

Income before income tax expense	**Three months ended**		**Six months ended**	
in € m.	**Jun 30, 2007**	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**
IFRS 8	**1,752**	**1,345**	**3,933**	**3,322**
Add (deduct)				
Reversal of valuation differences	(41)	(134)	(1)	(291)
Reversal of classification differences	2	11	11	22
IAS 14	**1,713**	**1,221**	**3,942**	**3,052**

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

Income before income tax expense	**Three months ended**		**Six months ended**	
in € m.	**Jun 30, 2007**	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**
IFRS 8	**292**	**242**	**480**	**475**
Add (deduct)				
Reversal of classification differences	3	(6)	5	(5)
IAS 14	**295**	**236**	**485**	**470**

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

Net revenues	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IFRS 8	**1,442**	**1,258**	**2,867**	**2,563**
Add (deduct)				
Reversal of valuation differences	(12)	(7)	(29)	(23)
IAS 14	**1,430**	**1,251**	**2,838**	**2,539**

Income before income tax expense	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IFRS 8	**297**	**252**	**590**	**554**
Add (deduct)				
Reversal of valuation differences	(12)	(7)	(29)	(23)
IAS 14	**285**	**245**	**561**	**531**

CORPORATE INVESTMENTS GROUP DIVISION (CI)

Income before income tax expense	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IFRS 8	**233**	**109**	**537**	**236**
Add (deduct)				
Reversal of classification differences	(6)	0	(6)	0
IAS 14	**227**	**109**	**531**	**236**

CONSOLIDATION & ADJUSTMENTS

Net revenues	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IFRS 8	**(22)**	**(167)**	**(47)**	**(405)**
Add (deduct)				
Reversal of valuation differences	54	143	32	316
IAS 14	**32**	**(24)**	**(15)**	**(88)**

Income before income tax expense	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IFRS 8	**(120)**	**(105)**	**(137)**	**(325)**
Add (deduct)				
Reversal of valuation differences	54	143	32	316
Reversal of classification differences	0	(5)	(10)	(17)
IAS 14	**(65)**	**33**	**(115)**	**(26)**

Information on the Income Statement (unaudited)

NET INTEREST REVENUES AND NET GAIN (LOSS) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Net interest revenues	1,971	1,853	4,024	3,491
Trading income	2,732	1,798	6,875	5,402
Net gain (loss) on financial assets/liabilities designated at fair value through profit or loss	364	246	157	(286)
Total net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,096	2,044	7,032	5,116
Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	**5,067**	**3,897**	**11,056**	**8,607**
Breakdown by Group Division/CIB product:				
Sales & Trading (equity)	1,079	389	2,509	1,479
Sales & Trading (debt and other products)	2,401	2,113	5,438	4,583
Total Sales & Trading	3,481	2,502	7,947	6,063
Loan products[1]	109	144	281	243
Transaction services	332	268	639	530
Remaining products[2]	77	72	270	185
Total Corporate and Investment Bank	3,999	2,987	9,137	7,021
Private Clients and Asset Management	891	766	1,741	1,528
Corporate Investments	108	123	133	100
Consolidation & Adjustments	69	20	45	(41)
Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	**5,067**	**3,897**	**11,056**	**8,607**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2 Includes net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

COMMISSIONS AND FEE INCOME

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Commissions and fees from fiduciary activities	1,013	1,059	1,921	1,980
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,419	1,207	2,778	2,452
Fees for other customer services	711	610	1,374	1,260
Total commissions and fee income	**3,143**	**2,876**	**6,073**	**5,692**

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

	Pension Plans		Postretirement medical plans	
	Three months ended		Three months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Service cost[1]	67	73	–	2
Interest cost	108	98	2	2
Expected return on plan assets	(108)	(103)	–	–
Amortization of prior service cost (credit)	–	–	–	–
Actuarial loss (gain) recognized	(1)	–	–	–
Effect of the asset ceiling	1	–	–	–
Settlement/curtailment	–	1	–	–
Total defined benefit plans	**67**	**69**	**2**	**4**
Defined contribution plans	47	43	–	–
Net periodic benefit expense	**114**	**112**	**2**	**4**

	Pension Plans		Postretirement medical plans	
	Six months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Service cost[1]	136	155	1	4
Interest cost	217	197	4	5
Expected return on plan assets	(217)	(206)	–	–
Amortization of prior service cost (credit)	–	–	–	–
Actuarial loss (gain) recognized	(1)	–	(1)	–
Effect of the asset ceiling	1	–	–	–
Settlement/curtailment	–	–	–	–
Total defined benefit plans	**136**	**146**	**4**	**9**
Defined contribution plans	105	96	–	–
Net periodic benefit expense	**241**	**242**	**4**	**9**

1 Service cost for defined benefit pension plans is inclusive of cost recognized immediately mainly in respect of severance and early retirement agreements in Germany.

In addition employer contributions to the mandatory German state pension scheme amounted to € 75 million in the six months ended June 30, 2007 (€ 70 million in the six months ended June 30, 2006). For the three months ended June 30, 2007, contributions were € 38 million (€ 35 million in the three months ended June 30, 2006).

The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007, with the final contributions being determined in the fourth quarter of 2007.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended	
in € m.	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
IT costs	458	371	895	744
Net occupancy, furniture and equipment expenses	322	293	651	590
Agency and other professional service fees	322	299	590	569
Communication and data services	167	152	336	311
Travel and representation expenses	144	130	261	232
Payment, clearing and custodian services	107	110	216	217
Marketing expenses	109	95	196	176
Remaining expenses	500	262	926	611
Total general and administrative expenses	**2,129**	**1,712**	**4,071**	**3,450**

Information on the Balance Sheet (unaudited)

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Jun 30, 2007	Dec 31, 2006
Trading assets:		
Debt securities	330,892	295,252
Equity securities	142,191	128,876
Positive market values from derivative financial instruments	485,091	375,218
Other trading assets	89,016	62,854
Total trading assets	**1,047,190**	**862,200**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	185,775	159,441
Securities borrowed	65,830	62,195
Loans	14,824	6,227
Other financial assets designated at fair value through profit or loss	1,692	982
Total financial assets designated at fair value through profit or loss	**268,121**	**228,845**
Total financial assets at fair value through profit or loss	**1,315,311**	**1,091,045**

in € m.	Jun 30, 2007	Dec 31, 2006
Trading liabilities:		
Debt securities	98,818	90,296
Equity securities	49,035	35,266
Negative market values from derivative financial instruments	503,910	392,060
Other trading liabilities	327	183
Total trading liabilities	**652,090**	**517,805**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	179,462	136,068
Long-term debt	19,078	9,797
Other financial liabilities designated at fair value through profit or loss	3,972	2,623
Total financial liabilities designated at fair value through profit or loss	**202,512**	**148,488**
Financial liabilities at fair value through profit or loss	**854,602**	**666,293**

FINANCIAL ASSETS AVAILABLE FOR SALE

	Jun 30, 2007				Dec 31, 2006			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	21,841	134	281	21,988	24,749	184	161	24,726
Equity securities	9,207	4,475	11	4,743	7,813	3,143	8	4,678
Other equity interests	1,129	128	4	1,005	1,182	146	–	1,036
Loans	2,820	–	5	2,825	1,527	–	12	1,539
Total	**34,997**	**4,737**	**301**	**30,561**	**35,271**	**3,473**	**181**	**31,979**

PROBLEM LOANS

in € m.	Jun 30, 2007 Individually assessed	Jun 30, 2007 Collectively assessed	Jun 30, 2007 Total	Dec 31, 2006 Individually assessed	Dec 31, 2006 Collectively assessed	Dec 31, 2006 Total
Nonaccrual loans	1,593	1,097	2,690	1,828	1,092	2,920
Loans 90 days or more past due and still accruing	3	144	147	4	181	185
Troubled debt restructurings	95	–	95	109	–	109
Total problem loans	**1,691**	**1,240**	**2,931**	**1,941**	**1,273**	**3,214**
Thereof: IFRS impaired loans	1,406	1,097	2,503	1,625	1,092	2,717

ALLOWANCE FOR CREDIT LOSSES

Allowance for loan losses in € m.	Six months ended Jun 30, 2007	Six months ended Jun 30, 2006
Balance, beginning of year	**1,670**	**1,832**
Provision for loan losses	200	116
Net charge-offs	**(193)**	**(220)**
Charge-offs	(310)	(370)
Recoveries	116	151
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation/other	(34)	(47)
Balance, end of period	**1,642**	**1,680**

Allowance for off-balance sheet positions in € m.	Six months ended Jun 30, 2007	Six months ended Jun 30, 2006
Balance, beginning of year	**256**	**316**
Provision for off-balance sheet positions	(22)	(24)
Allowance related to acquisitions/divestitures	6	–
Foreign currency translation	(1)	(6)
Balance, end of period	**239**	**286**

OTHER ASSETS AND OTHER LIABILITIES

in € m.	Jun 30, 2007	Dec 31, 2006
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	30,554	25,258
Receivables from prime brokerage	33,475	26,090
Pending securities transactions past settlement date	22,438	11,109
Receivables from unsettled regular way trades	137,323	51,543
Total brokerage and securities related receivables	223,790	114,000
Accrued interest receivable	6,942	6,127
Other	21,887	18,904
Total other assets	**252,619**	**139,031**

in € m.	Jun 30, 2007	Dec 31, 2006
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	15,694	15,170
Payables from prime brokerage	33,215	29,136
Pending securities transactions past settlement date	13,042	8,347
Payables from unsettled regular way trades	137,313	54,936
Total brokerage and securities related payables	199,264	107,589
Accrued interest payable	6,945	6,148
Other	34,433	30,393
Total other liabilities	**240,642**	**144,130**

LONG-TERM DEBT

in € m.	Jun 30, 2007	Dec 31, 2006
Senior debt:		
Bonds and notes:	138,699	116,065
Fixed rate	79,485	71,897
Floating rate	59,214	44,168
Subordinated debt:		
Bonds and notes:	9,366	10,950
Fixed rate	4,609	4,911
Floating rate	4,757	6,039
Total	**148,065**	**127,015**

PROVISION FOR RESTRUCTURING ACTIVITIES

	BRP restructuring provision established in		Total
in € m.	4th quarter 2005	2006	
As of Dec 31, 2006	**6**	**54**	**60**
Additions	–	–	–
Utilization	–	44	44
Releases	1	8	9
As of Jun 30, 2007	**5**	**2**	**7**

SHARES ISSUED AND OUTSTANDING

in million	Jun 30, 2007	Dec 31, 2006
Shares issued	527.6	524.8
Shares in treasury	27.6	26.1
– thereof buyback	27.4	25.9
– thereof other	0.2	0.2
Shares outstanding	500.0	498.7

Other Financial Information (unaudited)

CAPITAL ACCORDING TO BIS

in € m.	Jun 30, 2007	Dec 31, 2006
Tier I		
Common shares	1,351	1,343
Additional paid-in capital	16,288	15,246
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	14,999	13,631
Noncumulative trust preferred securities	4,434	4,496
Items deducted (inter alia intangible assets)	(11,080)	(11,177)
Total core capital	**25,992**	**23,539**
Tier II		
Unrealized gains on listed securities (45 % eligible)	1,825	1,235
Other inherent loss allowance	346	359
Cumulative preferred securities	892	759
Subordinated liabilities, if eligible according to BIS	7,303	8,417
Total supplementary capital	**10,366**	**10,770**
Total regulatory capital	**36,358**	**34,309**

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m., unless stated otherwise	Jun 30, 2007	Dec 31, 2006
BIS risk position[1]	307,777	275,459
BIS core capital ratio (Tier I)	8.4 %	8.5 %
BIS capital ratio (Tier I + II + III)[2]	11.8 %	12.5 %

1 Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 13.0 billion and € 11.6 billion at June 30, 2007 and December 31, 2006, respectively.

2 Currently we do not have Tier III capital components.

COMMITMENTS AND CONTINGENT LIABILITIES

The table below summarizes the contractual amounts of the Group's commitments to extend credit and guarantees. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Jun 30, 2007	Dec 31, 2006
Irrevocable commitments to extend credit	137,532	130,565
Guarantees and indemnity agreements	37,930	38,473
Total	**175,462**	**169,038**

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.

OTHER CONTINGENCIES

Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described below. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.

ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.

In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customers class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 31 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch had to file a new lawsuit. In May 2007 Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer for the payment of approximately € 1.6 billion. In the new proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. The causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In January 2007, we received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

PHILIPP HOLZMANN AG. Philipp Holzmann AG ("Holzmann") was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank's participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvencies, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The alleged claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.

The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring of Holzmann constitute voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann's 1999 restructuring. Additionally, Gebema N.V. filed a lawsuit in March 2000 seeking compensation for alleged damages of € 187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

BUSINESS COMBINATIONS

BERLINER BANK

In the second quarter of 2007, the purchase price for Berliner Bank was reduced by € 36 million to € 645 million resulting from an agreement on one of two major purchase price adjustment clauses that were included in the purchase contract. This change resulted in a decrease of goodwill by the same amount to € 478 million. As of June 30, 2007, the purchase price allocation was not yet finalized.

MORTGAGE IT HOLDINGS, INC.

On January 2, 2007, the Group completed the acquisition of MortgageIT Holdings, Inc. All outstanding shares of MortgageIT Holdings, Inc. were acquired for a total cash consideration of € 326 million. The cost directly attributable to the acquisition was € 1 million. As of March 31, 2007, based on provisional values, net tangible assets of € 179 million and goodwill of € 148 million were recorded for this business combination. Total assets of the Group increased by approximately € 4 billion due to this acquisition. MortgageIT Holdings, Inc. was included in our Residential Mortgage Backed Securities group in CB&S.

RELATED PARTY TRANSACTIONS

As stated in our Financial Report 2006 on pages 208 through 210 and in our 2006 SEC Form 20-F on pages 112 through 114 we have business relationships with a number of related parties. Our transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features. None of these transactions are or were material to the Group.

The transition to IFRS had no material impact on related party transactions. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. Transactions with these plans are not material for the Group.

GERMAN CORPORATE TAX REFORM

The German Corporate Tax Reform was substantively enacted in July 2007. Starting in 2008 the statutory corporate income tax rate will be reduced from 25 % to 15 %. We are currently evaluating the potential one off impact on the inventory of deferred tax balances that the change in the statutory tax rate will have.

SUBSEQUENT EVENTS

On July 31, 2007 Deutsche Bank announced that it has agreed to buy Abbey Life Assurance Company Ltd. from Lloyds TSB Group. At completion, which is expected to occur in the second half of 2007 and is conditional upon regulatory approval, Deutsche Bank will pay cash consideration of € 1.4 billion for Abbey Life. Abbey Life is a U.K. life assurance company which closed to new business in 2000. The company, which comprises primarily unit-linked life and pension policies and annuities, will be included in the CB&S business segment.

Reconciliation of IFRS Comparables from Previous GAAP (unaudited)

MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The main differences between the Group's U.S. GAAP accounting policies and IFRS accounting policies are summarized below by accounting topic.

U.S. GAAP	IFRS
CONSOLIDATION (A)	
Three models are used to assess consolidation status: voting rights, variable interest entities ("VIEs") and Qualifying Special Purpose Entity ("QSPE"). Voting rights: Ownership of a majority voting interest (of over 50 %), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners. VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary. QSPE: A special purpose entity ("SPE") that qualifies as a QSPE is not consolidated.	For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered. An SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE. There is no concept of a QSPE under IFRS.
LOAN ORIGINATION COSTS (B)	
All costs of the loan origination function, for example, the costs of evaluation a prospective borrower's financial condition, identified using a per unit cost calculation are deemed directly attributable and are deferred regardless of whether they are incremental or not.	Only those costs of the loan origination function which are directly attributable and incremental to the origination of a loan are deferred together with the related fee and thus, included in the calculation of the effective yield.
FAIR VALUE OPTION (C)	
At the time of the transition to IFRS, the fair value option available in U.S. GAAP was not adopted by the Group.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition /on transition to IFRS where; — A measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases; — They are managed and their performance evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or — They contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments. Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception. The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

U.S. GAAP	IFRS
EQUITY METHOD INVESTMENTS (D)	
There is specific accounting guidance on limited partnerships and entities of similar nature. A 3 % - 20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an 'other than minor influence'.	There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.
DEFINITION OF A DERIVATIVE (E)	
Derivative contracts must have a mechanism to settle net or be readily convertible to cash to be accounted for as derivatives	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.
LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)	
Loans held for sale are held at lower of cost or market value. Loan origination fees are recognized upon disposal of the loan. Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.	There is no 'loans held for sale' classification. Loans with the intention to sell in the near term are classified as trading.
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)	
EQUITY INVESTMENTS Equity investments that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments (included within other assets) and carried at cost, less any other than temporary impairment.	Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale where the fair value can be reliably measured.
AVAILABLE-FOR-SALE SECURITIES - TREATMENT OF FX Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.	Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.
IMPAIRMENT OF ASSETS AVAILABLE FOR SALE Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.	Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.
INVESTMENT WITH A SALE RESTRICTION When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.	Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

U.S. GAAP	IFRS
FINANCIAL ASSET DERECOGNITION (H)	
Derecognition of financial assets is primarily based on control. The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation. Special rules apply to accounting for repurchase and reverse repurchase agreements - a collateralization close to 100 % is required to preserve financing accounting.	Derecognition is based on risks and rewards, control is only considered when substantially all risks and rewards have been neither transferred nor retained. The consolidated group has to be determined prior to applying the derecognition criteria. A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.
REAL ESTATE & LEASING (I)	
GAINS ON SALE AND LEASE BACK Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.
IMPAIRMENT OF INVESTMENT PROPERTIES The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.
SHARE-BASED COMPENSATION (J)	
SHARE AWARDS – 'EARLY RETIREMENT' Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules are applied prospectively for awards granted after January 1, 2006.	Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.
SHARE AWARDS – FORFEITURES Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures are no longer accounted for on an actual basis from January 1, 2006.	The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.

U.S. GAAP	IFRS
PENSIONS (K)	
PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES From December 31, 2006, any unrecognized gains/losses at year end are reported as part of accumulated other comprehensive income ("OCI"). The Group uses the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.	On transition the Group recognized all cumulative actuarial gains and losses in shareholders' equity in accordance with the transitional provisions of IFRS 1. Since transition, the corridor approach is used for actuarial gains and losses.
PENSIONS – LONG-TERM EMPLOYEE BENEFITS No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.
DERIVATIVES ON DEUTSCHE BANK SHARES (L)	
Derivatives indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Derivatives indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amounts recognizing interest expense in accordance with the effective interest rate method.
TAX (O)	
DEFERRED TAX ON SHARE-BASED COMPENSATION If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period, e.g. with delivery of the shares. The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in APIC, shortfalls are recognized through the income statement.	In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.
Any credit to APIC is conditional upon the tax paying position of the respective entity/tax group.	As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.
Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to off-set shortfalls against excess tax benefits are limited.
DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES The impact of changes in tax rate/tax law are included in income from continuing operation even if the original deferred taxes have been recognized in equity.	Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

The tables below show reconciliations from U.S. GAAP to IFRS for the income statements for the three and six months ended June 30, 2006 and the balance sheet as at end of June 2006. For reconciliations of further comparative periods please refer to the Transition Report which was published on April 19, 2007.

INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

U.S. GAAP/IFRS RECONCILIATIONS

Consolidated Statement of Income	U.S. GAAP	Reclassification	Revaluation				
			Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative
in € m.			(A)	(B)	(C)	(D)	(E)
Three months ended Jun 30, 2006							
Interest revenues	15,493	10	308	22	–	–	–
Interest expense	13,623	69	290	–	–	–	(1)
Net interest revenues	**1,870**	**(59)**	**18**	**22**	–	–	**1**
Provision for loan losses	95	(95)					
Net interest revenues after provision for loan losses	**1,775**	**(1,775)**					
Provision for credit losses		75	2	–	–	–	–
Net interest revenues after provision for credit losses		**1,736**	**16**	**22**	–	–	**1**
Commissions and fees from fiduciary activities	1,034	(1,034)					
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,289	(1,289)					
Fees for other customer services	630	(630)					
Commissions and fee income		**2,848**	**31**	–	–	–	–
Trading revenues, net	1,717	(1,717)					
Net gain (loss) on financial assets/liabilities at fair value through profit or loss		1,970	(18)	–	69	(1)	16
Net gains on securities available for sale	125	(125)					
Net gain (loss) on financial assets available for sale		135	1	–	–	–	(1)
Net income (loss) from equity method investments	51	–	(14)	–	–	(5)	–
Other revenues	84	(102)	6	7	–	–	1
Total noninterest revenues	**4,930**	**56**	**6**	**7**	**69**	**(5)**	**17**
Compensation and benefits	3,088	–	–	36	–	–	–
Net occupancy expense of premises	250	(250)					
Furniture and equipment	38	(38)					
IT costs	371	(371)					
Agency and other professional service fees	298	(298)					
Communication and data services	153	(153)					
Other expenses	583	(583)					
General and administrative expenses		**1,707**	**13**	–	–	–	–
Impairment of intangible assets	–	–	–	–	–	–	–
Restructuring activities	57	–	–	–	–	–	–
Total noninterest expenses	**4,838**	**12**	**13**	**36**	–	–	–
Income before income tax expense	**1,867**	**4**	**8**	**(7)**	**69**	**(5)**	**17**
Income tax expense	641	–	(9)				
Reversal of 1999/2000 credits for tax rate changes	–	–	–				
Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	–
Net income	**1,226**	**4**	**17**				
Net income attributable to minority interest	–	4	–	–	–	–	–
Net income attributable to Deutsche Bank's shareholders	1,226	–	17	(7)	69	(5)	17

by accounting topic — IFRS

Loans held for sale reclassified to trading (F)	Financial assets available for sale (G)	Financial asset derecognition (H)	Real estate & leasing (I)	Share-based compensation (J)	Pensions (K)	Derivatives on Deutsche Bank shares (L)	Currency translation adjustments (M)	Other (N)	Tax (O)	Total revaluation	IFRS
–	–	22	–	–	–	–	–	9	6	367	15,870
–	–	23	–	–	–	7	–	–	5	325	14,017
–	**–**	**(1)**	**–**	**–**	**–**	**(7)**	**–**	**9**	**1**	**42**	**1,853**
–	(4)	–	–	–	–	–	–	10	–	7	82
–	**4**	**(1)**	**–**	**–**	**–**	**(7)**	**–**	**(1)**	**1**	**35**	**1,771**
(1)	**–**	**(2)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**28**	**2,876**
15	(6)	15	–	–	–	(10)	–	(7)	–	74	2,044
–	2	–	–	–	–	–	–	–	–	2	137
–	–	(1)	–	–	–	–	1	–	–	(19)	32
–	11	(11)	–	–	–	–	(1)	(2)	–	12	(6)
14	**7**	**2**	**–**	**–**	**–**	**(10)**	**–**	**(8)**	**–**	**97**	**5,083**
–	–	–	–	(62)	(18)	–	–	–	–	(45)	3,043
–	**1**	**(11)**	**3**	**–**	**–**	**–**	**–**	**(1)**	**–**	**5**	**1,712**
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	57
–	**1**	**(11)**	**3**	**(62)**	**(18)**	**–**	**–**	**(1)**	**–**	**(38)**	**4,812**
14	**11**	**11**	**(3)**	**62**	**18**	**(18)**	**–**	**(8)**	**1**	**171**	**2,042**
									54	45	686
									–		–
–	–	–	–	–	–	–	–	–	–	–	–
									(54)	**126**	**1,356**
–	–	–	–	–	–	–	–	–	–	–	4
14	11	11	(3)	62	18	(18)	–	(8)	(54)	126	1,352

Consolidated Statement of Income	U.S. GAAP	Re-classi-fication	Revaluation				
			Consolida-tion	Loan origination costs	Fair value option	Equity method invest-ments	Definition of a deriva-tive
in € m.			(A)	(B)	(C)	(D)	(E)
Six months ended Jun 30, 2006							
Interest revenues	27,978	15	713	45	–	3	–
Interest expense	24,504	81	702	–	–	–	–
Net interest revenues	**3,474**	**(66)**	**11**	**45**	**–**	**3**	**–**
Provision for loan losses	105	(105)					
Net interest revenues after provision for loan losses	**3,369**	**(3,369)**					
Provision for credit losses		76	–	–	(1)	–	–
Net interest revenues after provision for credit losses		**3,332**	**11**	**45**	**1**	**3**	–
Commissions and fees from fiduciary activities	1,972	(1,972)					
Commissions, broker's fees, markups on securities underwriting and other securities activities	2,575	(2,575)					
Fees for other customer services	1,287	(1,287)					
Commissions and fee income		**5,674**	**9**	–	**–**	–	**–**
Trading revenues, net	4,688	(4,688)					
Net gain (loss) on financial assets/liabilities at fair value through profit or loss		5,086	1	–	85	(1)	7
Net gains on securities available for sale	167	(167)					
Net gain (loss) on financial assets available for sale		219	1	–	–	–	(1)
Net income (loss) from equity method investments	322	(1)	(15)	–	–	(11)	–
Other revenues	305	(224)	30	9	2	–	1
Total noninterest revenues	**11,316**	**65**	**27**	**9**	**87**	**(12)**	**8**
Compensation and benefits	6,712	–	–	76	–	–	–
Net occupancy expense of premises	500	(500)					
Furniture and equipment	80	(80)					
IT costs	744	(744)					
Agency and other professional service fees	569	(569)					
Communication and data services	311	(311)					
Other expenses	1,198	(1,198)					
General and administrative expenses		**3,413**	**31**	**1**	**–**	**–**	–
Impairment of intangible assets	–	–	–	–	–	–	–
Restructuring activities	99	–	–	–	–	–	–
Total noninterest expenses	**10,213**	**11**	**31**	**77**	**–**	**–**	–
Income before income tax expense	**4,472**	**17**	**6**	**(24)**	**87**	**(9)**	**8**
Income tax expense	1,582	–	(3)				
Reversal of 1999/2000 credits for tax rate changes	–	–	–				
Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–
Net income	**2,936**	**17**	**9**				
Net income attributable to minority interest	–	17	–	–	–	–	–
Net income attributable to Deutsche Bank's shareholders	2,936	–	9	(24)	87	(9)	8

by accounting topic											IFRS
Loans held for sale re-classified to trading	Financial assets available for sale	Financial asset derecognition	Real estate & leasing	Share-based compensation	Pensions	Derivatives on Deutsche Bank shares	Currency translation adjustments	Other	Tax	Total revaluation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	33	–	–	–	–	–	16	27	837	28,830
–	–	30	–	–	–	16	–	–	5	754	25,339
–	**–**	**3**	**–**	**–**	**–**	**(16)**	**–**	**16**	**22**	**83**	**3,491**
–	(2)	–	–	–	–	–	–	17	–	15	91
–	**2**	**3**	**–**	**–**	**–**	**(16)**	**–**	**(1)**	**22**	**68**	**3,400**
11	**–**	**(2)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**18**	**5,692**
3	1	(9)	–	–	–	(53)	–	(5)	–	30	5,116
–	3	–	–	–	–	–	–	–	–	3	222
–	–	–	–	–	–	–	2	3	–	(21)	300
–	(13)	19	1	–	–	–	(1)	(2)	–	47	128
14	**(9)**	**8**	**1**	**–**	**–**	**(53)**	**1**	**(3)**	**–**	**77**	**11,458**
–	–	–	–	(88)	(34)	–	–	–	–	(46)	6,666
–	**1**	**–**	**6**	**–**	**–**	**–**	**–**	**(1)**	**–**	**37**	**3,450**
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	99
–	**1**	**–**	**6**	**(88)**	**(34)**	**–**	**–**	**(1)**	**–**	**(9)**	**10,215**
14	**(8)**	**11**	**(6)**	**88**	**34**	**(70)**	**1**	**(3)**	**22**	**154**	**4,643**
									59	56	1,638
									–		–
–	–	–	–	(68)	(8)	–	–	–	30	(46)	–
									(7)	**52**	**3,005**
–	–	–	–	–	–	–	–	–	–	–	17
14	(8)	11	(6)	20	27	(70)	1	(3)	(7)	52	2,988

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassi-fication	Revaluation				
				Consolida-tion	Loan origination costs	Fair value option	Equity method invest-ments	Definition of a deriva-tive
in € m.				(A)	(B)	(C)	(D)	(E)
Balance at Jun 30, 2006								
Cash and due from banks	6,987	–	–	(61)	–	–	–	–
Interest-earning deposits with banks	17,306	–	–	889	–	–	–	–
Central bank funds sold and securities purchased under resale agreements	150,272	32,958	(169,983)	–	–	–	–	–
Securities borrowed	106,065	23,311	(57,366)	–	–	–	–	–
Trading assets	455,542		(455,542)					
Financial assets at fair value through profit or loss		325,850	714,973	10,892	–	(34)	–	6
Securities available for sale	21,640		(21,640)					
Financial assets available for sale		–	24,901	10,764	–	–	93	–
Other investments	4,380		(4,380)					
Equity method investments		–	3,022	(52)	–	–	4	–
Loans	163,958	–	(1,714)	13,320	(283)	–	–	–
Premises and equipment	4,791	(68)	(1,814)	39	–	–	–	–
Goodwill	6,779		(6,779)					
Other intangible assets, net	1,129		(1,129)					
Intangible assets		–	7,991	1	–	–	–	–
Other assets	119,444	93,466	(35,716)	(240)	(6)	–	–	1
Income tax assets		–	5,176	151	–	–	–	–
Total assets	**1,058,293**	**475,516**	–	**35,703**	**(289)**	**(33)**	**96**	**7**
Deposits	367,253	–	(1,217)	(1,208)	–	–	–	–
Central bank funds purchased and securities sold under repurchase agreements	184,282	56,110	(133,694)	–	–	–	–	–
Securities loaned	11,191	159	(302)	–	–	–	–	–
Trading liabilities	220,791		(220,791)					
Financial liabilities at fair value through profit or loss		325,282	369,784	108	–	164	–	26
Other short-term borrowings	28,839	–	19	26,459	–	–	–	–
Other liabilities	91,087	93,966	(10,462)	689	(5)	2	–	1
Provisions		–	1,825	3	–	(2)	–	–
Income tax liabilities		–	6,942	157	–	–	–	–
Long-term debt	121,467	–	(12,080)	4,512	–	–	–	–
Trust preferred securities	–	–	(653)	5,034	–	–	–	–
Obligation to purchase common shares	4,319	–	–	–	–	–	–	–
Total liabilities	**1,029,229**	**475,516**	**(629)**	**35,755**	**(5)**	**163**	–	**27**
Common shares, no par value, nominal value of € 2.56	1,330	–	–	–	–	–	–	–
Additional paid-in capital	14,581	–	–	–	–	–	–	–
Retained earnings	22,023	–	–	(113)	(284)	(207)	3	(21)
Common shares in treasury, at cost	(2,139)	–	–	–	–	–	–	–
Equity classified as obligation to purchase common shares	(4,319)	–	–	–	–	–	–	–
Accumulated other comprehensive income (loss)	(2,412)		2,412					
Net gains (losses) not recognized in the income statement, net of tax		–	(2,414)	61	–	11	93	1
Total shareholders' equity	**29,064**	–	**(2)**	**(52)**	**(284)**	**(197)**	**96**	**(20)**
Minority interest	–	–	630	–	–	–	–	–
Total equity	**29,064**	–	**629**	**(52)**	**(284)**	**(197)**	**96**	**(20)**
Total liabilities and equity	**1,058,293**	**475,516**	–	**35,703**	**(289)**	**(33)**	**96**	**7**

by accounting topic											IFRS
Loans held for sale re-classified to trading	Financial assets available for sale	Financial asset derecogni-tion	Real estate & leasing	Share-based compen-sation	Pensions	Deriva-tives on Deutsche Bank shares	Currency translation adjust-ments	Other	Tax	Total revalu-ation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	–	–	–	–	–	–	–	–	(61)	6,926
–	–	–	–	–	–	–	–	–	–	889	18,195
–	–	–	–	–	–	–	–	–	–	–	13,247
–	–	–	–	–	–	–	–	–	–	(1)	72,009
32	11	942	–	–	–	(175)	–	15	–	11,689	1,052,512
–	206	–	–	–	–	–	–	–	–	11,062	35,963
–	–	–	–	–	–	–	–	–	–	(49)	2,973
2	(1)	1,528	–	–	–	–	–	(9)	(44)	14,512	176,756
–	–	–	–	–	–	–	1	–	–	40	2,949
–	–	–	–	–	–	–	–	–	–	–	7,991
(1)	–	(556)	(74)	–	(835)	–	–	–	–	(1,707)	175,487
–	–	–	–	–	–	–	–	–	855	1,006	6,182
33	**216**	**1,914**	**(74)**	**–**	**(835)**	**(175)**	**1**	**6**	**811**	**37,381**	**1,571,190**
–	–	4,370	–	–	–	–	–	–	–	3,163	369,199
–	–	–	–	–	–	–	–	–	–	(1)	106,697
–	–	(282)	–	–	–	–	–	–	–	(282)	10,766
–	–	(1,045)	–	–	–	(167)	–	–	–	(913)	694,153
–	–	(102)	–	–	–	–	–	–	–	26,357	55,215
(27)	–	295	(130)	44	141	–	–	4	–	1,016	175,607
–	1	–	–	–	–	–	–	–	–	2	1,827
–	–	–	–	–	–	–	–	–	(355)	(198)	6,744
–	–	(1,294)	–	–	–	(2)	–	–	–	3,215	112,602
–	–	–	–	–	–	–	–	–	–	5,034	4,381
–	–	–	–	–	–	1,060	–	–	–	1,060	5,379
(27)	**1**	**1,942**	**(130)**	**44**	**141**	**892**	**–**	**4**	**(355)**	**38,454**	**1,542,570**
–	–	–	–	–	–	–	–	–	–	–	1,330
–	–	–	–	479	–	12	–	–	377	868	15,449
60	(18)	(28)	56	(523)	(988)	(36)	(1,365)	3	(1,303)	(4,765)	17,258
–	–	–	–	–	–	–	–	–	–	–	(2,139)
–	–	–	–	–	–	(1,044)	–	–	–	(1,043)	(5,362)
(1)	233	–	–	–	12	–	1,366	–	2,092	3,868	1,454
59	**215**	**(28)**	**56**	**(44)**	**(976)**	**(1,067)**	**1**	**3**	**1,166**	**(1,073)**	**27,990**
–	–	–	–	–	–	–	–	–	–	–	630
59	**215**	**(28)**	**56**	**(44)**	**(976)**	**(1,067)**	**1**	**3**	**1,166**	**(1,073)**	**28,620**
33	**216**	**1,914**	**(74)**	**–**	**(835)**	**(175)**	**1**	**6**	**811**	**37,381**	**1,571,190**

Other Information

VALUE-AT-RISK OF TRADING UNITS[1, 2]

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Average[3]	80.4	69.5	54.3	51.0	53.0	41.7	14.1	14.1	11.0	11.8
Maximum[3]	95.1	82.0	70.2	66.1	64.1	60.2	22.3	46.2	18.0	25.0
Minimum[3]	66.5	58.3	42.7	42.1	48.0	31.4	5.9	4.5	5.7	5.2
Period-end[4]	88.1	76.9	58.2	50.3	54.1	53.0	22.0	12.2	14.6	5.4

1 All figures for 1-day holding period; 99 % confidence level.
2 Value-at-risk is not additive due to correlation effects.
3 Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2007 and the year 2006, respectively.
4 Figures for 2006 as of December 31, 2006; figures for 2007 as of June 30, 2007.

TARGET DEFINITION

Target definition excludes certain significant gains (such as gains from the sale of industrial holdings or businesses) or certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION)

	Three months ended		Six months ended	
in € m., unless stated otherwise	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Income before income taxes (IBIT)	**2,699**	**2,042**	**5,862**	**4,643**
Less minority interest	1	(4)	(10)	(17)
IBIT attributable to Deutsche Bank shareholders	**2,700**	**2,038**	**5,852**	**4,625**
Add (deduct):				
Certain significant gains (net of related expenses)	(131)[1]	–	(383)[2]	(131)[3]
Certain significant charges	–	–	–	–
IBIT attributable to the Deutsche Bank shareholders (target definition)	**2,569**	**2,038**	**5,470**	**4,494**
Average shareholders' equity	**36,081**	**28,684**	**34,979**	**28,650**
Add (deduct):				
Average unrealized gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(4,111)	(2,506)	(3,765)	(2,588)
Average dividend accruals	(2,215)	(1,768)	(2,276)	(1,656)
Average active equity	**29,755**	**24,410**	**28,940**	**24,406**
Pre-tax return on average shareholders' equity	29.9 %	28.4 %	33.5 %	32.3 %
Pre-tax return on average active equity	36.3 %	33.4 %	40.4 %	37.9 %
Pre-tax return on average active equity (target definition)	34.5 %	33.4 %	37.8 %	36.8 %

1 Gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.
2 Gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.
3 Gain from the sale of the bank's remaining holding in EUROHYPO of € 131 million.

AVERAGE ACTIVE EQUITY: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

PRE-TAX RETURN ON AVERAGE SHAREHOLDERS' EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders' equity.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): Income before income tax expense attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as pre-tax income less significant gains and charges, as a percentage of average active equity.

DILUTED EARNINGS PER SHARE (TARGET DEFINITION)

	Three months ended		Six months ended	
in € m., unless stated otherwise	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Net income attributable to Deutsche Bank shareholders	**1,778**	**1,352**	**3,899**	**2,988**
Add (deduct):				
Post-tax effect of certain significant gains/charges	(71)[1]	–	(268)[2]	(131)[3]
Certain significant tax effects	–	–	–	–
Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	**1,707**	**1,352**	**3,631**	**2,857**
Diluted earnings per share	€ 3.60	€ 2.44	€ 7.86	€ 5.56
Diluted earnings per share (target definition)	€ 3.46	€ 2.44	€ 7.32	€ 5.31

1 Gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 71 million.
2 Gains from the sale of industrial holdings (Fiat S.p.A.) of € 126 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of related goodwill impairment charge of € 54 million, and gains from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 71 million.
3 Gain from the sale of the bank's remaining holding in EUROHYPO of € 131 million.

DILUTED EARNINGS PER SHARE: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding.

DILUTED EARNINGS PER SHARE (TARGET DEFINITION): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding.

MANAGEMENT BOARD

Dr. Tessen von Heydebreck was a member of the Management Board until the close of the bank's Annual General Meeting on May 24, 2007.

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Interim Report on the Internet:
www.deutsche-bank.com/2Q2007

Cautionary statements

Unless otherwise indicated the information provided in this report has been prepared under the International Financial Reporting Standards (IFRS). It may be subject to adjustments based on the preparation of the full set of financial statements for 2007. The segment information is based on IFRS 8, "Operating Segments," with a reconciliation to IAS 14, "Segment Reporting". IFRS 8, whilst approved by the International Accounting Standards Board (IASB), has yet to be endorsed by the European Union.

This report also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 on pages 9 through 15 under the heading "Risk Factors". Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

FINANCIAL CALENDAR

Oct 31, 2007	Interim Report as of September 30, 2007

2008

Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

END